manually signed.

02027849

P.E 4-1-02

1-14646

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

Sinopec Beijing Yanhua Petrochemical Company Limited
(Translation of registrant's name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F___X___ Form 40-F_______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_______ No___X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

Sinopec Beijing Yanhua Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

a. Annual report of the Company for the year ended December 31, 2001, filed with the Stock Exchanges of Hong Kong on April 16, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: April 23, 2002

By: ______________________

Name: Du Guosheng
Title: Chairman of the Board

Exhibit Index

a. Annual report of the Company for the year ended December 31, 2001, filed with the Stock Exchanges of Hong Kong on April 16, 2002.

Exhibit a

中國石化北京燕化石油化工股份有限公司

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)



ANNUAL REPORT 2001

CONTENTS

006

COMPANY PROFILE

Sinopec Beijing Yanhua Petrochemical Company Limited (the "Company"), was incorporated as a joint stock limited company in accordance with the Company Law of the People's Republic of China (the "PRC") on 23rd April, 1997 pursuant to the reorganisation of Beijing Yanshan Petrochemical Corporation (the "Predecessor"), which has since been renamed Beijing Yanshan Petrochemical Group Company of China Petrochemical Corporation ("Yanshan Company"). The Predecessor was under the control of the former China National Petrochemical Corporation ("Sinopec"). On 27th July, 1998, Sinopec was reorganised into China Petrochemical Corporation ("Sinopec Group"). On 25th February, 2000, China Petroleum & Chemical Corporation ("New Sinopec") was incorporated as a subsidiary of the Sinopec Group and the State-owned shares in the Company representing 70% of the outstanding share capital of the Company held by Yanshan Company were transferred to New Sinopec (therefore, "Parent Company" as set forth in this report refers to the Yanshan Company prior to 25th February, 2000 and to New Sinopec thereafter). The Company's foreign shares (accounting for 30% of its issued share capital) include H Shares ('H Shares') listed on the main board of The Stock Exchange of Hong Kong Limited ("SEHK") and American Depositary Shares ("ADSs") (one ADS represents fifty H Shares) listed on the New York Stock Exchange ("NYSE").

The principal business of the Company is the manufacturing and sales of three principal petrochemical product groups, namely: (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products. The Company's principal production facilities include a 710,000 ton ethylene production unit (annual rated capacity), Low Density Polyethylene ("LDPE") production units, polypropylene production units, a High Density Polyethylene ("HDPE") production unit, a cis-polybutadiene rubber production unit and a butyl rubber production unit. In 2001, the Company derived essentially all of its revenue from domestic sales in the PRC.





The Company is a subsidiary of New Sinopec which specialises in the production of petrochemical products. In 2001, the Company was the fifth largest ethylene producer in the PRC, accounting for approximately 8.1% of total ethylene production in the PRC. The sales volume of the Company's plastics and resins ranked the second among all enterprises in the same industry in 2001. The Company also ranked the first or the second in the PRC market share (in terms of sales) for polypropylene, cis-polybutadiene rubber, phenol and acetone. Based on comparative production statistics on raw material conversion and energy utilization compiled by the Sinopec Group, the Company is one of the most efficient petrochemical companies in the PRC in terms of material conversion and energy utilisation.

Since the Company's global public offering and placing of shares ("Global Public Offering") in June 1997, the Company has implemented effective strategies to reduce its costs and enhance the profitability of its business. The Company has been using, and gradually increasing the use of self-developed cracking feedstock substitutes, such as vacuum gas oil ("VGO"), cracking wax oil and hydrogenated raffinate oil, which are less expensive and similar to light industrial oil, without affecting the efficiency of the Company's production. In 1999, 2000 and 2001, the amount of less expensive substitute cracking feedstock used by the Company accounted for approximately 29.0%, 30.0% and 45.0%, respectively, of the Company's total consumption of cracking feedstock. The Company's ethylene expansion project (which includes the ethylene facility, the LDPE facility, the acetonitrile extraction facility and the benzene production facility, collectively known as the "Ethylene Project") was completed at the end of 2001 and the Company's annual capacity of ethylene production has increased from 450,000 tons to 710,000 tons. The Company believes that improved economies of scale will enable the Company to maintain its position as a leading petrochemical company in the PRC.

Income statements

(Amounts expressed in thousands)

Prepared in accordance with International Financial Reporting Standards ("IFRS")

	For the year ended 31st December,				
	2001 RMB	2001 HK$ equivalent	2001 US$ equivalent	2000 RMB	2001 vs. 2000 Increase (Decrease)
Turnover					
Resins and plastics	3,192,077	3,009,690	385,675	4,531,438	(29.6%)
Sythetic rubber	922,301	869,603	111,435	848,028	8.8%
Basic organic chemical products	1,368,437	1,290,248	165,338	1,964,733	(30.3%)
Other	471,711	444,759	56,993	480,348	(1.8%)
Total turnover	5,954,526	5,614,300	719,441	7,824,547	(23.9%)
Cost of goods sold	(5,660,191)	(5,336,782)	(683,879)	(6,664,093)	(15.1%)
Gross profit	294,335	277,518	35,562	1,160,454	(74.6%)
Selling, general and administrafive expenses	(560,940)	(528,889)	(67,774)	(530,743)	5.7%
Operating (loss) profit	(266,605)	(251,371)	(32,212)	629,711	(142.3%)
Financial expenses, net	(59,579)	(56,175)	(7,198)	(97,893)	(39.1%)
Other expenses, net	(100,295)	(94,564)	(12,118)	(23,030)	335.5%
(Loss) Profit before taxation	(426,479)	(402,110)	(51,528)	508,788	(183.8%)
Provision for taxation	143,120	134,942	17,292	(161,029)	(188.9%)
Net (loss) profit	(283,359)	(267,168)	(34,236)	347,759	(181.5%)

* Exchange rates used: Renminbi("RMB") 1.00=Hong Kong Dollar("HK$") 0.9429=United States Dollar("US$") 0.1208 based on the exchange rates quoted by the People's Bank of China at the close of business on 31st December, 2001. No representation is made that RMB amounts could have been, or could be, converted into HK$ or US$ at that rate on 31st December, 2001, or on any other dates.

To all shareholders:



Mr. Du Guosheng
Chairman of the Board of Directors

It is my pleasure to present to you the audited annual results of Sinopec Beijing Yanhua Petrochemical Company Limited (the "Company") for the year ended 31st December, 2001.

In 2001, demand for petrochemical products remained strong as the economy of China continued to grow at a high speed. However, the international crude oil prices and prices of petrochemical products continued to adjust downward due to a slow-down in the development of the global economy as a whole. This trend, together with the drastic increase in the import of petrochemical products from nearby Asian countries into China in 2001, exerted immense pressure on China's petrochemical industry. During the reporting period, the weighted average price of the Company's eight principal products decreased by 8.7% in 2001, as compared with the same period in 2000. In addition, in 2001 the Company's major production facilities had to be shutdown for about 100 days, which was approximately 35 days longer than the original schedule of 65 days, to complete the Ethylene Project. The shutdown, together with the unstable operation of those new units since commencement of their operation, contributed towards a reduction in the output of the Company's principal products. During the reporting period, in connection with China's accession to the World Trade Organisation ("WTO"), the Company incurred additional expenses for the termination of the employment of approximately 2,320 employees to enhance the competitive power of the Company. Such expenses, together with reduction in the Company's production, brought a certain amount of losses to the Company. Facing the difficult market situation, the Company, through its calm observation, conscientious thinking and enterprising spirit, was able to cope with the situation calmly and accomplish the following tasks, by adhering to the established development strategies of the Company:

1) Continue to implement the production capacity expansion program. In 2001, the Company accelerated the pace of its technology renovation program, overcame the difficulties in carrying out production while construction and renovation of cracking furnaces was under way and completed the Ethylene Project and other auxiliary projects, which further enhanced the competitive edge of the Company in the domestic market and laid a solid foundation for further development of the Company in the future.

2) Enhance management and lower costs to improve efficiency. In 2001, the Company continued to increase the usage of substitute cracking feedstock, which enabled the Company to further reduce production costs. The Company adopted stricter administrative measures with respect to the procurement of naphtha, butadiene, benzene and other materials from outside sources by tender and via the Internet to further lower the procurement costs of the Company.

3) Improve product mix actively in order to meet market demands. In 2001, the Company made full utilisation of its advantages in terms of quality and variety of resins and plastics and other products. By developing and manufacturing special resins and plastics with high profit margin, the Company improved the profit margin rates of its products. In 2001, the sales of this category of products amounted to 260,000 tons, accounting for 47.9% of the sales of resins and plastics.

4) Strengthen sales and marketing activities. In 2001, the management of the Company further improved the sales mechanism of the Company and greatly strengthened sales activities by formulating flexible marketing strategies. The manufacturing schedules were based on sales prospects and purchase orders. The sales to production ratio of principal products of the Company exceeded 100%, thus successfully accomplished the sales target.

The audited net loss of the Company for the year ended 31st December, 2001 amounted to RMB 283.4 million (in 2000 the audited net profit was RMB 347.8 million). The amount of sales was RMB 5,954.5 million (a decrease of 23.9% from RMB 7,824.5 million in 2000). The board of directors of the Company (the "Board") has decided not to declare a dividend for 2001.

Looking forward to 2002, the formal accession of China to the WTO will not only intensify market competition, but will also exert significant pressure on the production and operation of the petrochemical industry in China. However, the Board is confident that the Company will take the opportunity of the continuous growth of China's economy and China's accession to the WTO to achieve satisfactory operating results through continuous implementation of its development strategies. These strategies include:

1) Further expand production capacity in order to build up the competitive advantage of the Company's products. In 2002, the Company intends to fully utilise the increased production capacity of the ethylene units and the full-capacity operation of the newly built LDPE unit and other units, in order to achieve improved economies of scale and further improve its competitive advantages.

2) Increase production efficiency through prudent operational planning. In 2002, the Company will endeavor to produce marketable quality products through optimisation of ethylene materials and balanced use of materials. In addition, the Company intends to improve the efficiency of its production units by extending the operating period of equipment and minimising the occurrence of unscheduled shutdowns.

3) Increase production of products with high added value by adopting a market orientated approach. In 2002, the Company will continue to adjust its product mix to improve and strengthen its profitability. With the commissioning of the new LDPE unit, the Company will continue to develop special-purpose materials with high market demand and high added value, the supply of which in China currently relies mainly on imports. The Company will strive to further increase the sales proportion of special-purpose materials used for producing synthetic resin.

4) Further strengthen and improve sales and marketing activities. In 2002, the Company will continue to strengthen its sales and marketing activities through reform of its sales mechanism. Through close cooperation between the production, research and development departments, the Company will strive to adjust its production plans in a timely manner in order to meet market changes and the different needs of different customers. Furthermore, the Company will further develop its business in the international market to increase export of products and enhance the competitiveness of the Company's products in the international market.



Finally, I would like to extend my sincere gratitude to all the Company's staff who, when faced with the difficult circumstances in both production and operations and challenged with arduous tasks of reform and development, overcame the difficulties with realism, hard work and a keen determination to succeed. It is my belief that the Company is uniquely positioned to achieve further success in its operations and to give satisfactory return to its shareholders.

On behalf of the Board of Directors
Du Guosheng
Chairman

28th March, 2002, Beijing, the PRC

General



Mr. Zhao Qichao
Executive Director
and General Manager

This discussion should be read in conjunction with the information in the Auditors' Report contained in this annual report. The information presented below interprets the Company's accounts as prepared in accordance with IFRS. For the Company's annual report on Form 20-F filed with the Securities and Exchange Commission of the United States of America, a copy will be provided to any shareholder upon written request.

The information set out below does not form part of the accounts audited by Arthur Andersen & Co, the auditors of the Company, and is included for information purposes only.

IFRS requires the management to make estimates, assumptions and judgments that may affect the reported amount of assets, liabilities and expenses, and related disclosures. On an on-going basis, the Company evaluates these estimates, including those related to valuation of inventory and assets and revenue recognition. The Company's estimates are based on past experience, information it receives from third parties and on various assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. In response to Release 33-8040 by the U.S. Securities and Exchange Commission, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," the Company has identified its "critical" accounting policies as those that involve the most complex or subjective decisions or assessments. These policies are those relating to revenue recognition and the carrying value of inventory and assets. These policies are discussed in this section and the notes to our financial statements.

These critical accounting policies include:

Revenue and income are recognised when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue be measured reliably. Turnover represent the gross invoiced value of goods, net of value-added tax ("VAT"), sales taxes, discounts and returns, and are recognised upon delivery of goods and transfer of risks and rewards of ownership has been completed. Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis that reflects the effective yield on the assets.

Property, plant and equipment are stated at revalued amount less accumulated depreciation and accumulated impairment loss. The initial cost of property, plant and equipment comprises its purchase price including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Property, plant and equipment acquired during the Reorganisation were revalued by independent valuers and were stated at revalued amount less accumulated depreciation and accumulated impairment loss. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Property, plant and equipment acquired subsequent to Reorganistion are stated at historical cost basis. Depreciation is computed on a straight-line basis to write off the cost or revalued amount, after taking into account the estimated residual value of each property, plant and equipment over its expected useful life. The depreciation method and the expected useful lives of the assets are reviewed periodically.

Inventories are valued at the lower of cost and net realisable value, after provision for obsolete items. Net realisable value is the selling price in the ordinary course of business less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost. For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity.

The Company is one of the largest producers of ethylene, resins and plastics in the PRC. The vast majority of the Company's products fall within three principal product groups: (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products. In 2001, the Company accounted for approximately 8.1% of the total ethylene production in the PRC. The Company is a leading producer in the PRC of LDPE, cis-polybutadiene rubber, butyl rubber, phenol, acetone, SBS and polypropylene.

The Company's principal raw material is cracking feedstock, substantially all of which is purchased from the Parent Company. The Company mainly uses light industrial oil as its cracking feedstock. The Company also uses naphtha, VGO, cracking wax oil, and hydrogenated raffinate oil as substitute of light industrial oil achieved by the efforts of the Company's research and development. Since the establishment of Sinopec Group in 1998, prices of light industrial oil and naphtha have been determined by the State Development and Planning Commission ("SDPC") of the PRC and the Sinopec Group together. In 2001, the average State price of light industrial oil fluctuated in line with the crude oil price and decreased by approximately 9.7%, as compared with the price in 2000.

Operating Results



For the year ended 31st December, 2001, the Company's total sales decreased to RMB5,954.5 million from RMB7,824.5 million in 2000, representing a decrease of 23.9%. This decrease in sales was attributable to the decrease in the prices of petrochemical products resulting from an increase in the import of petrochemical products into China from nearby Asian countries. During the reporting period, the weighted average prices of the Company's eight principal petrochemical products decreased by 8.7%. There was also a large decrease in the production of the Company's principal petrochemical products due to the special production shutdown period of approximately 100 days required to complete the Ethylene Project. The Company recorded a loss before taxation of RMB426.5 million in 2001, as compared with a profit before taxation of RMB508.8 million in 2000, representing a decrease of 183.8%. The Company recorded a net loss of RMB283.4 million in 2001, as compared with a net profit of RMB 347.8 million in 2000, representing a decrease of 181.5%.

The following table sets forth a summary of the profit and loss accounts for the years ended 31st December, 2001 and 2000:

	2001 RMB'000	2000 RMB'000
Turnover	5,954,526	7,824,547
Cost of goods sold	(5,660,191)	(6,664,093)
Gross profit	294,335	1,160,454
Selling, general and administrative expenses	(560,940)	(530,743)
Operating (loss) profit	(266,605)	629,711
Financial expenses, net	(59,579)	(97,893)
Other expenses, net	(100,295)	(23,030)
(Loss) Profit before taxation	(426,479)	508,788
Taxation	143,120	(161,029)
Net (loss) profit	(283,359)	347,759
(Losses) Earnings per share (RMB)	(0.084)	0.103
(Losses) Earnings per ADS (RMB)	(4.200)	5.154


Other 7.9%
Basic Organic Chemical Products 23.0%
Synthetic Rubber 15.5%
Resins and Plastics 53.6%

2001 Turnover


Other 6.2%
Basic Organic Chemical Products 25.1%
Synthetic Rubber 10.8%
Resins and Plastics 57.9%

2000 Turnover

The following table sets forth a summary of the financial data of the Company for the last five years:

	2001	2000	1999	1998	1997
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Total assets	**10,943,663**	9,159,923	8,852,805	8,430,316	7,600,671
Total liabilities	**5,631,610**	3,429,551	3,267,752	3,127,832	2,229,320
Net assets	**5,312,053**	5,730,372	5,585,053	5,302,484	5,371,351
Turnover	**5,954,526**	7,824,547	6,454,683	5,384,467	6,293,463
Operating (loss) profit	**(266,605)**	629,711	605,547	232,154	1,107,552
Net (loss) profit	**(283,359)**	347,759	346,421	115,799	728,372
Dividend declared	**-**	134,960	202,440	67,480	205,814

The following table sets forth the Company's turnover, net of product discounts, returns and VAT, by principal product groups for the years ended 31st December, 2001 and 2000:

	2001		2000	
	Turnover RMB '000	**Percentage of turnover**	Turnover RMB '000	Percentage of turnover
Resins and plastics	**3,192,077**	**53.6**	4,531,438	57.9
Synthetic rubber	**922,301**	**15.5**	848,028	10.8
Basic organic chemical products	**1,368,437**	**23.0**	1,964,733	25.1
Other	**471,711**	**7.9**	480,348	6.2
Total	**5,954,526**	**100.0**	7,824,547	100.0

The following table sets forth the Company's turnover, net of product discounts, returns and VAT, by geographical analysis for the years ended 31st December, 2001 and 2000:

	2001		2000	
	Turnover RMB Million	Percentage of turnover	Turnover RMB Million	Percentage of turnover
Northeastern China	166.7	2.8	219.1	2.8
Northern China	2,876.1	48.3	3,294.1	42.1
Eastern China	1,857.8	31.2	2,777.7	35.5
Central-southern China	655.0	11.0	1,025.0	13.1
Northwestern China	41.7	0.7	86.1	1.1
Southwestern China	190.5	3.2	281.7	3.6
Exports	166.7	2.8	140.8	1.8
Total	5,954.5	100.0	7,824.5	100.0

The following table sets forth the percentages of turnover to the principal operating expenses associated with the Company's business:

	2001	2000
	%	%
Turnover	100.0	100.0
Less: expenditures		
Raw materials consumed	67.6	62.2
Utilities	13.2	10.2
Depreciation	8.5	6.2
Repairs and maintenance	1.9	2.8
Salaries & staff welfare	3.0	2.8
Other overheads	0.9	1.0
Selling, general and administrative expenses	9.4	6.8
Operating margin	(4.5)	8.0

Raw material expenses were the largest component of the operating expenses. In 2001 and 2000, approximately 52.3% and 53.5%, respectively, of the cost of goods sold were expenses relating to purchases of cracking feedstock. In 2001, the total cracking feedstock expense was RMB2,959.6 million, as compared with RMB3,566.9 million in 2000, representing a decrease of RMB607.3 million, or 17.0%. This reduction was largely due to a decrease in the consumption of cracking feedstock resulting from the special production shutdown of the Company's major production facilities in 2001 which lasted for approximately 100 days for completing the Ethylene Project. The average price of the cracking feedstock used by the Company decreased by 1.81%, as compared with 2000. Although the price of light industrial oil decreased significantly in the fourth quarter of 2001 due to fluctuation of the crude oil price, the average price of light industrial oil in 2001 decreased by approximately 9.7%, as compared with the price in 2000.

The following table sets forth the changes in the State price of light industrial oil, the principal raw material of the Company, in 2001 and 2000 (including VAT):

unit: RMB/ton

Month / Year	1	2	3	4	5	6	7	8	9	10	11	12
2000	2,200	2,240	2,340	2,340	2,740	2,630	2,630	2,690	2,760	2,760	2,910	2,850
2001	2,430	2,260	2,540	2,465	2,520	2,615	2,575	2,260	2,190	2,250	1,800	1,800

Since a significant portion of the Company's expenses has been either fixed (as in the case of depreciation expense for a given piece of equipment) or consisted of stable unit costs (as in the case of cracking feedstock), fluctuations in sales, particularly those principally caused by changes in sales volume or raw material prices, caused disproportionately large fluctuations in profitability. In 2001, the special shutdown of the Company's major production facilities lasting approximately 100 days contributed to an unusually large decrease in the total sales volume for the year. Consequently, the operating margin of the Company decreased from 8.0% in 2000 to -4.5 % in 2001.

Year ended 31st December, 2001 compared with year ended 31st December, 2000

Turnover decreased to RMB 5,954.5 million in 2001 from RMB 7,824.5 million in 2000, representing a decrease of RMB1,870.0 million or 23.9%. Due to the large amount of imported products and the decrease in the price of crude oil in the international market, the weighted average price of the Company's eight principal products, which accounted for 71.6% and 75.4%, respectively, of total sales in 2001 and 2000, decreased by 8.7% in 2001. The decrease in turnover can be attributed primarily to a 20.9% decrease in the sales volume of these eight principal products as compared with 2000 and the special shutdown of the Company's production facilities for approximately 100 days in 2001.

Sales of resins and plastics, which accounted for 53.6% of the Company's turnover, decreased by approximately 29.6% from RMB 4,531.4 million in 2000 to RMB 3,192.1 million in 2001. This decrease was principally attributable to a decrease in the weighted average prices and the sales volume of resins and plastics. In 2001, the average prices for LDPE, HDPE, polypropylene, polystyrene and polyester chips decreased by 8.9%, 7.4%, 2.9%, 25.5% and 0.9%, respectively. The sales volume of resins and plastics decreased by 169,882 tons as compared with 2000.

Sales of synthetic rubber, which accounted for 15.5% of turnover, increased by approximately 8.8% from RMB 848.0 million in 2000 to RMB 922.3 million in 2001. The increase was primarily due to an increase in the sales volume of 13,659 tons, or 50.3%, of SBS, as compared with 2000.

Sales of basic organic chemical products, which accounted for 23.0% of turnover, decreased by approximately 30.4% from RMB 1,964.7 million in 2000 to RMB 1,368.4 million in 2001 as a result of decreases in product prices and sales volume.

Sales of other products, which accounted for 7.9% of turnover, decreased by approximately 1.8% to RMB 471.7 million in 2001 from RMB 480.3 million in 2000.

Cost of goods sold decreased to RMB 5,660.2 million in 2001 from RMB 6,664.1 million in 2000. The decrease was mainly due to the decreased sales volume in 2001. The Company's gross margin decreased from RMB 1,160.5 million in 2000 to 294.3 million in 2001, as gross profit fell from 14.8% in 2000 to 4.9% in 2001.

Selling, general and administrative expenses increased by RMB 30.2 million, or approximately 5.7%, to RMB 560.9 million in 2001 from RMB 530.7 million in 2000. This increase was primarily due to an increase of approximately RMB 50 million in reserves for bad and doubtful debt as compared with 2000.

The Company's loss from operations in 2001 was RMB 266.6 million, as compared with a profit of RMB 629.7 million in 2000. The Company's operating margin decreased to -4.5% in 2001, as compared with 8.0% in 2000, mainly due to higher unit sales cost and lower sales volume for principal products.

Aggregate financial expenses decreased to RMB 59.6 million in 2001 from RMB 97.9 million in 2000, primarily due to an increase in the capital to finance the Ethylene Project which led to the enhanced capitalization of the current loan interest used for the Ethylene Project.

In 2001, the Company recorded a loss before taxation of RMB 426.5 million, as compared with a profit before taxation of RMB 508.8 million in 2000. The Company has approximately RMB 143.1 million in deferred tax credits in 2001 due to an adjustment of deferred tax according to IFRS. The Company's net loss for 2001 was RMB 283.4 million, yielding a net loss margin of 4.8%, as compared with the Company's net profit of RMB 347.8 million and net profit margin of 4.4% in 2000.

Liquidity and capital resources

The Company has principally relied on funds from operations, bank loans and equity capital to finance its capital expenditures and working capital.

The Company's net cash flow derived from operations is generally higher than its net profit, mainly due to substantial depreciation and amortization expenses. In 2001, the Company's net cash flow from operating activities was RMB 668.2 million, primarily consisting of (i) loss before taxation of RMB 426.5 million, (ii) total depreciation and amortization expenses of RMB 541.7 million and (iii) a net decrease of RMB 596.6 million in operating assets. The net decrease in net operating assets was due to a RMB216.0 million decrease in operating assets and a RMB380.6 million increase in operating liabilities. The decrease in operating assets was primarily due to a RMB53.0 million decrease in account receivables, a RMB284.5 million decrease in inventories, and a RMB139.2 million increase in receivables from related companies. As of 31st December 2001, the Company's accounts receivable and notes receivable were RMB 414.2 million, equivalent to 25 days of 2001 sales. The increase in operating liabilities was primarily due to an increase of RMB379.8 million in payables to related companies and the Parent Company. Cash flow from operating activities was also reduced due to the loss.

Net cash used in investing activities was RMB2,046 million in 2001. The Ethylene Project, including LDPE support facilities, became operational at the end of 2001.

The Company's short term and long term loans are primarily obtained from PRC domestic banks. In 2001, the Company repaid RMB 1,470.0 million of its short term loans and RMB 249.0 million of its long term loans, and borrowed RMB 2,490.0 million in short term loans and RMB 1,019.0 million in long term loans. As of 31st December, 2001, the Company's total loans from banks, the Parent Company and a related company increased by approximately 68.1% to RMB 4,418.2 million (including RMB 2,030.0 million of short term loans) from RMB 2,628.5 million (including RMB 1,010.0 million of short term loans) as of 31st December, 2000. The extent to which borrowings are at fixed interest rates was amounted to RMB3,500.0 million (2000: RMB980.0 million) as at 31st December, 2001.

The Company expects to incur capital expenditures of RMB 600.0 million, RMB 300.0 million and RMB 200.0 million in 2002, 2003 and 2004, respectively. Such capital expenditures will be for the expansion of the supporting facilities of the Ethylene Project and other technical improvement projects. The Company believes the cash flow from its operating activities and new bank loans will be sufficient to cover the Company's expected capital expenditures for the above period.

Gearing Ratio

In 2001 the Company's gearing ratio was 83.2%, as compared with 45.9% in 2000. The increase in the gearing ratio was mainly due to a large increase in both the long term and short term debts. The gearing ratio is calculated by dividing the total of long term and short term debts by the total of shareholders' equity.

Dividend policy

Following the establishment of the Company as a joint stock limited company in April 1997, the distribution of the Company's dividends is considered annually by the Board of Directors and decided by the shareholders in general meeting. Payment of future dividends will depend on the Company's revenue, financial condition, future earnings and other factors.

Contingent Liabilities

As of 31st December 2001, the Company had no significant contingent liabilities.

Purchase, Sale and Investment

Save as disclosed in this report, during the year 2001, there was no material purchase, sale or investment in connection with the Company's subsidiaries and associates.

Pledges of Assets

During the year 2001, there was no material pledge of assets by the Company.

Exposure to Fluctuations in Exchange Rates and Any Related Hedges

The Company is exposed to foreign currency risk as a result of its foreign currency denominated long term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The Company had no foreign currency hedging activity in 2001.

US GAAP Reconciliation

The Company prepares a set of accounts in compliance with IFRS, which differs in certain respects from US GAAP. Please refer to note 27 to the financial statement for the differences in accounting policies.

The Board of Directors is pleased to present the Company's audited financial statements for the year ended 31st December, 2001.

Principle Activities and Results

The principal activities of the Company are the production and sale of (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products.

The operating results of the Company for the year ended 31st December, 2001 and its financial position as at 31st December, 2001 are set out in the audited income statement and balance sheet prepared in accordance with IFRS.

Dividends and Proposed Profit Appropriations

The Company did not declare any interim dividends for the six months ended 30th June, 2001.

The Board of Directors resolved on 28th March, 2002 to recommend to the shareholders not to declare final dividend for the year ended 31st December, 2001. The proposed profit appropriations will be presented to shareholders for approval at the forthcoming annual general meeting to be held on 7th June, 2002.

Closure of Register of Members

In accordance with the Company's Articles of Association, the register of members of the Company will be closed for a period of 30 days before the date of the annual general meeting of shareholders (the "AGM"), which is from 8th May to 7th June, 2002 (both days inclusive), during which time no share transfer will be effected.

Shares and Shareholders

1. Trading of Shares

Highest traded price during the year	(H Shares)	8th June, 2001	HK$1.48
	(ADS)	5th and 7th June, 2001	US$9.00
Lowest traded price during the year	(H Shares)	17th September, 2001	HK$0.475
	(ADS)	2nd September, 2001	US$3.15
Total transaction volume for the year	(H Shares)		3,973,601,380 Shares
	(ADS)		1,822,253 ADSs

2. Share Capital

As at 31st December, 2001, the issued and fully paid share capital of the Company was as follows:

	Number of shares ('000)	Percentage of total issued share capital
Domestic shares held by Parent Company of RMB 1.00 each	2,362,000	70.0
Foreign shares (in form of H shares) of RMB 1.00 each	1,012,000	30.0
Total	3,374,000	100.0

3. Purchase, sale or redemption of the Company's Listed Securities

During the year 2001, there was no purchase, sale, redemption or cancellation by the Company of any of its listed securities.

4. Securities and Transaction in Securities

During the reporting period, there was no convertible securities, options, warrants or similar rights issued or granted by the Company, nor was there any issue for cash of equity securities by the Company.

5. Pre-emptive Rights

Under the Articles of Association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to existing shareholders in proportion to their shareholding.

6. Substantial Shareholders

As at 31st December, 2001, shareholders holding 10% or more of the Company's issued shares were as follows:

	Type of Shares	Number of shares ('000)	Percentage of total issued share capital
New Sinopec	Domestic Shares	2,362,000	70.0
HKSCC Nominees Limited	H Shares	972,752	28.9

Other than the information stated above, the Company is not aware of any interests required to be kept by the Company in the share register pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Cap 396 of the Laws of Hong Kong) ("SDI Ordinance") as at 31st December, 2001.

Connected Transactions

The Company entered into an Asset Sale Agreement on 20th November, 2001 for the sale of the No.1 polypropylene production unit by the Company to Yanshan Company.

Amounts and details involved in connected transactions during the year (including the transaction as mentioned above) are set out in note 19 to the financial statements.

As stated in the prospectus of the Company (the "Prospectus") issued in June 1997 in connection with its global public offering, SEHK has granted waivers to the Company from strict compliance with the Listing Rules in respect of certain connected transactions mentioned in the Prospectus.

The independent non-executive Directors confirm that during the year under review, (i) relevant connected transactions were entered into by the Company in the ordinary and usual course of its business, either on normal commercial terms or on terms that are fair and reasonable so far as the shareholders of the Company are concerned, and either in accordance with the terms of the agreement governing each such transaction or on terms no less favorable than terms available to/from independent third parties, and (ii) the amount of each category of the connected transaction has not exceeded its relevant cap as stated in the Prospectus.

The auditors of the Company have reviewed the transactions described above and have advised the Directors in writing that:

(a) the transactions described above have been approved by the Board of Directors; and

(b) the transactions described above have been entered into in accordance with the terms of the agreements governing such transactions, or where there is no such agreement, nothing came to their attention that caused them to believe that the transactions described above were not conducted on normal commercial terms (which expression was applied by reference to transactions of a similar nature made by similar entities within the PRC).

Major Litigation or Arbitration

The Company was not involved in any material litigation or arbitration during the year under review.

Major Events

1. The largest capital investment plan of the Company, i.e. the expansion of the Company's ethylene production unit with a capacity of 710,000 tons, was completed and commenced operation in November 2001. To complete the Ethylene Project, the Company's major facilities had to be shutdown for approximately 100 days.

2. During the reporting period, according to the relevant laws and regulations as well as the industry standards of New Sinopec, the Company terminated the employment of approximately 2,320 employees by the voluntary staff redundancy plan. The compensation paid by the Company in connection with the termination of their employment was approximately RMB 246.9 million.

3. At a meeting of the Board of Directors held on 28th March, 2002, the Company appointed Mr. Dong Wenduo and Mr. Song Liqun as the Deputy General Managers of the Company.

Changes in Directors, Supervisors and Other Executive Officers

1. Directors

According to Article 95 of the Company's Articles of Association, a director shall serve a term of three years. According to the service contract entered into between each director and the Company, the term of employment of each of the existing Directors is three years commencing from the date of their appointment on 5th June, 2000. There was no change in Directors during the reporting period.

2. Supervisors

In accordance with Article 116 of the Company's Articles of Association, a supervisor shall serve a term of three years. According to the service contract entered into between each supervisor and the Company, the term of employment of each of the existing Supervisors is 3 years commencing from the date of their appointment on 5th June, 2000. There was no change in Supervisors during the reporting period.

3. Other executive officers

At a meeting of the Board of Directors held on 28th March, 2002, the Board of Directors appointed Mr. Dong Wenduo and Mr. Song Liqun as Deputy General Managers of the Company.

Details of the current session of the Directors and Supervisors of the Company

Name	Position	Sex	Age	Term of Office	Annual Emolument and Allowances (RMB)
*Du Guosheng	Chairman	M	45	Until June 2003	-
*Yang Qingyu	Director	M	55	Until June 2003	-
*Xu Hongxing	Director	M	43	Until June 2003	-
Zhao Qichao	Director & General Manager	M	41	Until June 2003	85,072
Qi Jiren	Director and Deputy General Manager and Chief Accountant	M	60	Until June 2003	85,059
*Wang Yuying	Director	F	55	Until June 2003	-
*Wang Yongjian	Director	M	42	Until June 2003	-
*Situ Zexiang	Director	M	58	Until June 2003	-
*Sun Bingyi	Director	M	56	Until June 2003	-
*Wang Ruihua	Director	M	54	Until June 2003	-
*Wang Caijun	Director	M	56	Until June 2003	-
*Cui Guoqi	Director	M	48	Until June 2003	-
*Li Kejun	Director	M	42	Until June 2003	-
*Rui Xingwen	Independent Director	M	75	Until June 2003	-
*ZhangYanning	Independent Director	M	75	Until June 2003	-
*Shang Bo	Chairman of Supervisor Committee	M	54	Until June 2003	-
*Tao Guiying	Supervisor	F	54	Until June 2003	-
*Wang Yihe	Supervisor	M	53	Until June 2003	-
*Wang Shulan	Supervisor	F	47	Until June 2003	-
Wang Weijun	Supervisor	M	56	Until June 2003	91,361
Yang Wancheng	Supervisor	M	56	Until June 2003	93,418
Zhang Jinlong	Supervisor	M	57	Until June 2003	72,559

025

Directors', Supervisors' and Other Executive Officers' Interests in Shares

None of the Directors, Supervisors or senior management had, as of 31st December, 2001, any interests in any securities of the Company or any associated corporation (within the meaning of the SDI Ordinance) which are required to be reported to the Company or the SEHK pursuant to section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or which are required by Section 29 of the SDI Ordinance to be entered in the register referred to therein, or which are required to be reported to the Company or the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of Supervisors, which would be required to be reported as described above if they had been Directors.

Directors' and Supervisors' Service Contracts

Each of the Directors and Supervisors has entered into a service contract with the Company.

The aggregate amount of cash remuneration paid to the Directors as a group during the year ended 31st December, 2001 was RMB154,446, as compared to RMB230,547 in 2000. The aggregate amount of non-cash remuneration (consisting solely of pension and retirement benefits) paid to the Directors in 2001 was RMB15,685, as compared to RMB19,355 in 2000.

The aggregate amount of cash remuneration paid to the Supervisors during the year ended 31st December, 2001 was RMB232,707, as compared to RMB219,899 in 2000. The aggregate amount of non-cash remuneration (consisting solely of pension and retirement benefits) paid to the Supervisors in 2001 was RMB24,631, as compared to RMB15,082 in 2000.

No other service contract exists between the Company or any of its subsidiaries and any of the Directors or Supervisors. Subject to the above, no Director or Supervisor has entered into any service contract with the Company which is not determinable by the Company without payment other than statutory compensation.

Directors' and Supervisors' Interests in Contracts

Except as disclosed above, there was no contract of significance to which the Company or its subsidiaries was a party subsisting during or at the end of the year under review in which a Director or Supervisor of the Company had a material interest.

Employees' Benefit, Retirement Scheme and Employee Housing Subsidy

As at 31st December, 2001, the Company had 10,764 employees as compared to 13,584 employees in 2000, representing a decrease of 2,820 employees. In 2001, the Company paid RMB301.9 million as the cost of employment. In addition, the Company offered its employees the opportunities for education and training based upon its development and actual performance of the employees.

The Company's employees participated in a retirement benefit plan operated by the Company, details of which are set out in note 2(p) to the financial statements.

According to the housing reform policies of the PRC government, the Company may be required to pay an additional one-time subsidy to employees who joined the Company before 31st December, 1998, and who have not been able to buy housing at preferential prices under the previous scheme or have bought housing at preferential prices but with living areas less than the standards set by the municipal government. However, as of 31st December, 2001, the Company had not completed its plan or submitted it to the municipal government for approval. Therefore, the amount of the one-time housing subsidy cannot be determined and no provision has been made in the financial statements. Furthermore, as describe in the Company's Prospectus dated 17th June, 1997, the former parent company has undertaken to bear the cost of housing subsidies for the Company's employees through the end of 1998. Therefore, the directors believe the implementation of the new government housing reform policy will not have material effect on the Company's financial position.

Major Suppliers and Customers

For the year ended 31st December, 2001, 65.7% of purchases (excluding the purchase of items which are of a capital nature) were attributable to the Company's largest supplier, Yanshan Company; 10.8% of purchases were attributable to the Company's five largest suppliers (excluding Yanshan Company) in aggregate.

For the year ended 31st December, 2001, the aggregate amount of sales attributable to the Company's five largest customers, excluding Yanshan Company, represented less than 9.8% of the Company's turnover. The amount of sales attributable to Yanshan Company, the Company's largest customer, represented 11.9% of the Company's turnover.

At no time during the year have the Directors and Supervisors, their associates, or any shareholders of the Company (which to the knowledge of the Directors own more than 5% of the Company's share capital) had any interests in these major suppliers and customers.

Reserves

Changes in reserves of the Company during the year under review are set out in the statement of changes in equity.

Fixed Assets

Movements in fixed assets of the Company, during the reporting period, are set out in note 3 to the financial statements.

Bank Loans and Other Borrowings

Particulars of bank loans and other borrowings of the Company as at 31st December, 2001 are set out in notes 9, 12 and 19(b) to the financial statements.

Interest Capitalized

Interest capitalized in the Company's property, plant and equipment during the year amounted to RMB153.7 million.

Taxation

The Company has been subject to the PRC enterprise income tax of 33% for the year ended 31st December, 2001. The Company is not aware of any government policy changes that may affect the Company's tax rate.

Details of the Company's taxation are set out in note 18 to the financial statements.

Auditors

A resolution for the appointment of KPMG as auditors of the Company is to be proposed at the AGM to be held on 7th June, 2002.

Compliance with the Code of Best Practice

Saved as disclosed in announcements, the Company's Directors are unaware of any circumstances which would indicate that the Company did not comply, or has not complied, with the Appendix 14 (the "Code of Best Practice") of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited ("SEHK") (the "Listing Rules").

During the reporting period, the Board of Directors has established an audit committee. The audit committee is composed of Mr. Rui Xingwen and Mr. Zhang Yanning, the independent directors, and Ms. Wang Shulan, a member of the Board of Supervisors. The audit committee is responsible for the review and supervision of the Company's financial reporting process and internal controls as set out in the Code of Best Practice. During the reporting period, the audit committee held two meetings. The audit committee, together with the management, has reviewed the accounting policies, principles and methods adopted by the Company, and has discussed about the contents of the auditing, internal controls and the accountants' report.

Impact of Recent Economic Development

The completion and commencement of operation of its ethylene facilities with 710,000 tons annual capacity will improve the scale merit and will offset the adverse effects on the Company's profits resulting from the increase in the cost. The PRC economy in 2002 should continue its current rapid growth rate which should also sustain the high growth in demand of petrochemical products. The Company believes that, through the implementation of its various effective operating and development strategies, it will ensure a satisfactory return for the shareholders.

Trust Deposits

As at 31st December, 2001, the Company did not have any trust deposits with any financial institutions in the PRC. The Company has not encountered any withdrawal difficulty with respect to its deposits.

By Order of the Board of Directors

Du Guosheng

Chairman

28th March, 2002, Beijing, the PRC

To all shareholders:



Mr. Shang Bo
Chairman of the Board of Supervisors

During the reporting period, the Board of Supervisors has complied with the Company Law, regulations of the PRC, and the Company's Articles of Association and has performed its duties as set forth in the Company's Articles of Association, to protect the Company's interest and the interest of the Company's shareholders.

In 2001, confronted with adversities such as a slow-down in the development of the global economy, lower prices of domestic petrochemical products and less efficient production hours, the senior management of the Company faced the realities objectively, based itself upon its own character and implemented corresponding reforming measures and strategies decisively in the best interests of the Company and has achieved a satisfactory performance in its operations. The Board of Supervisors strengthened its supervising and managing efforts by attending Board of Directors' meetings and participating in the decision-making process of the Company's management . The Board of Supervisors regularly reviews the Company's financial statements and accounts and believes that the Company has prepared the financial statements and accounts accurately, comprehensively and on a timely basis. So far as the Board of Supervisors is aware, there was no irregularity disclosed in the financial statements and accounts.

The Board of Supervisors supervised the Directors and other Executive Officers in the performance of their duties. The Board of Supervisors believes that all Directors and other executive officers have performed their duties honestly, faithfully and in the best interests of the Company. So far as the Board of Supervisors is aware and save as disclosed in announcements, the Directors and other executive officers have complied with the relevant regulations set out in Appendix 14 of the Listing Rules and relevant regulations of China Securities Regulatory Commission and have not violated any laws, regulations or the Company's Articles of Association.

The Board of Supervisors had comprehensively analyzed the financial statements of the Company to be presented in the annual general meeting. The Board of Supervisors believes that the operating results of the Company reflected the true business position during the reporting period, all expenses and costs were reasonable, the distribution of profit proposal was in the interests of its shareholders and for the future development of the Company.

The Board of Supervisors has always received strong support in its work from all shareholders, the Board of Directors and the entire staff of the Company. For this, the Board of Supervisors would like to express its deepest appreciation to all parties concerned.

By Order of the Board of Supervisors
Shang Bo
Chairman of the Board of Supervisors

28th March, 2002, Beijing, the PRC

Executive Directors

DU Guosheng, aged 45, is the Chairman of the Board of Directors of the Company. He joined Yanshan Company in 1982 and became the Chairman and General Manager in 1999. Mr. Du graduated from Fushun Petroleum Institute and received a master's degree in management and engineering from Shanghai Tongji University.

YANG Qingyu, aged 55, joined Yanshan Company in 1970 and became the Deputy General Manager of Yanshan Company in 1993. Mr. Yang graduated from Tianjin University

XU Hongxing, aged 43, joined Yanshan Company in 1982 and has served various capacities including the deputy director of the Synthetic Rubber Unit and the Deputy General Manager of Yanshan Company. Mr. Xu graduated from Tianjin University and has an MBA degree from People's University of China.

ZHAO Qichao, aged 41, is the General Manager of the Company. He joined the Yanshan in 1983 and became the director of Polypropylene Unit of the Company in 1997. Mr. Zhao graduated from No. 2 Branch School of Beijing Institute of Chemical Engineering.

QI Jiren, aged 60, is a Deputy General Manager and the Chief Accountant of the Company. Mr. Qi joined Yanshan Company in 1972 and became the Deputy Chief Accountant of Yanshan Company in 1992. He graduated from Shandong Finance and Economy Institute.

030

Non-executive Directors

WANG Yuying, aged 55, joined Yanshan Company in 1970 and has served in various capacities including Secretary of the Communist Party Committee and Vice Chairman of Yanshan Company. Ms. Wang graduated from Chinese People's University with a master degree in administration of industrial enterprises.

WANG Yongjian, aged 42, joined Yanshan Company in 1982 and has served various capacities including the director of Chemical Product Unit and the Deputy General Manager of Yanshan Company. Mr. Wang graduated from East China Petroleum Institute and has an MBA degree from Dalian University of Science and Technology.

SITU Zexiang, aged 58, joined Yanshan Company in 1973 and became a Deputy General Manager and the Vice Chairman of Yanshan Company respectively in 1984 and 1999. Mr. Situ graduated from Shanghai Electrical Engineering Institute.

SUN Bingyi, aged 56, jointed Yanshan Company in 1970 and became the Deputy General Manager of Yanshan Company in 1989. Mr. Sun graduated from Dalian Heavy Industry Institute.

WANG Ruihua, aged 54, joined Yanshan Company in 1969 and became Chairman of the Trade Union and the Deputy General Manager of Yanshan Company respectively in 1996 and 1999. Mr. Wang graduated from Beijing Junior College of Chemical Engineering and Beijing Economics Institute.

WANG Caijun, aged 56, joined Yanshan Company in 1970 and has served various capacities including the chief accountant of the Synthetic Rubber Unit and the Chief Accountant of Yanshan Company. Mr. Wang graduated from East China Institute of Chemical Engineering.

CUI Guoqi, aged 48, joined Yanshan Company in 1969 and has served various capacities including the chairman of the Trade Union of Yanshan Company. Mr. Cui graduated from People's University of China with an MBA degree.

LI Kejun, aged 42, joined Yanshan Company in 1982 and has served in various capacities including the director of Chemical Works No. 1. He graduated from Fushun Petroleum Institute and received an EMBA degree from Shanghai Tongji University.

RUI Xingwen, aged 75, was a economic professor with Shanghai Tongji University and Shandong University and has served in several governmental offices, including Vice Minister respectively of the Ministry of Astronautics Industry and State Planning Commission and Advisor to State Development and Planning Commission. Mr. Rui graduated from People's University of China.

ZHANG Yanning, aged 75, has served in various governmental offices, holding positions as Vice Minister of the State Economic Commission, Deputy Director of the Production Committee of the State Council, Deputy Chief of the Economic and Trade Office of the State Council, member of the Finance and Economic Affairs Committee of the National People's Congress, and Chairman of the All China Association of Enterprises. Mr. Zhang graduated from Dalian Engineering Institute.

031

Supervisors

SHANG Bo, aged 54, is the Chairman of the Company's Board of Supervisors. He joined Yanshan Company in 1969 and served in various capacities including a Deputy Secretary of the Communist Party Committee of Yanshan Company. Mr. Shang graduated from Lanzhou Petroleum Institute and Beijing Municipal Management Executive Training School.

TAO Guiying, aged 54, joined Yanshan Company in 1970 and has served in various capacities including positions as Vice Chairman of the Yanshan Company Trade Union. Ms. Tao graduated from the East China Institute of Chemical Engineering.

WANG Yihe, aged 53, joined Yanshan Company in 1968 and has served in various capacities including Deputy Secretary of the Disciplinary Committee of Yanshan Company. Mr. Wang graduated from People's University of China.

WANG Shulan, aged 47, joined Yanshan Company in 1971 and has served in various capacities including Deputy Chief of the accounting department of the Company. Ms. Wang graduated from People's University of China.

WANG Weijun, aged 56, joined Yanshan Company in 1969 and has served in various capacities including Chairman of the Management Committee of the Chemical Works No. 1 Plant. Mr. Wang graduated from Beijing Institute of Chemical Engineering.

YANG Wancheng, aged 56, joined Yanshan Company in 1970 and has served in various capacities including Chairman of the Management Committee of the Synthetic Rubber Unit. He graduated from Tianjin University.

ZHANG Jinlong, aged 57, joined Yanshan Company in 1969 and has served in various capacities including Chairman of the Trade Union of Polypropylene Business Unit. Mr. Zhang graduated from China Correspondence University for Calligraphy and Painting.

Other Executive Officers

Lü Changqing, aged 55, is a Deputy General Manager of the Company. Mr. Lü joined Yanshan Company in 1974 and has served as Director of the Chemical Works No. 1 since 1998. He graduated from Beijing TV Broadcasting University.

ZHAO Duoshan, aged 56, is a Deputy General Manager of the Company. Mr. Zhao joined Yanshan Company in 1982 and has served as Director of the Synthetic Rubber Unit of the Company since 1997. He graduated from Dalian Engineering Institute.

LI Gang, aged 34, is a Deputy General Manager of the Company. Mr. Li jointed Yanshan Company in 1989 and has served as Director of our Polypropylene Unit since 2000. He graduated from Peking University.

CHEN Fuyan, aged 57, is a Deputy General Manager of the Company. Mr. Chen joined Yanshan Company in 1974 and served in various capacities. He has served as Director of our Polyester Unit since 1996. He graduated from Jilin Chemical Industry Institute.

DONG Wenduo, aged 48, is a Deputy General Manger of the Company. Mr. Dong joined Yanshan Company in 1970 and served in various capacities. He graduated from People's University of China.

SONG Liqun, aged 39, is a Deputy General Manager of the Company. Mr. Song jointed Yanshan Company in 1984 and served in various capacities. He graduated from Fushun Petroleum Institute and has an MBA degree from Dalian University of Science and Technology.

WEN Xianzhao, aged 55, is the Secretary of the Board of Directors of the Company. Mr. Wen joined Yanshan Company in 1970 and served in various capacities including as director of the quality control department and Director of the Polyester Unit. He graduated from Dalian Engineering Institute.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2001 Annual General Meeting ("AGM") of the Company will be held on Friday, 7th June, 2002, at No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing 102500, the PRC at 9:00 a.m. for the following purposes:

1. to consider and approve the 2001 report of the Directors of the Company;

2. to consider and approve the 2001 report of the Board of Supervisors of the Company;

3. to consider and approve the audited financial statements of the Company as of 31st December, 2001;

4. to consider and approve the proposed profit appropriation plan of the Company for 2001;

5. to determine the remuneration of the Directors and Supervisors of the Company for 2002;

6. to determine and approve the changes in the Directors;

7. to consider and approve the appointment of KPMG (certified public accountants in Hong Kong) as the Company's auditors, for the fiscal year 2002, and to authorise the Directors of the Company to determine their remuneration; and

8. to transact any other business, if necessary.

By Order of the Board of Directors
Du Guosheng
Chairman

28th March, 2002, Beijing, the PRC

The Registered Office:
No. 1 Beice, Yingfeng Erli,
Yanshan, Fangshan District,
Beijing 102500, the PRC

034

Notes:

(A) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Register of Members of the Company at close of business on 7th May, 2002 or their legal representatives are entitled to attend the AGM upon presentation of their passports or other identity papers and documents of authorisations.

(B) According to the Company's Articles of Association, the register of members of the Company will be closed for a period of 30 days before the date of the AGM, which is from 8th May, 2002 to 7th June, 2002 (both days inclusive), during which time no share transfer will be effected.

(C) Each shareholder who has the right to attend and vote at the AGM is entitled to appoint one or more proxies, whether they are members or not, to attend and vote on his behalf at the AGM.

(D) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(E) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney must be notarially certified. To be valid, the notarially certified power of attorney and the form of proxy must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM.

(F) Shareholders intending to attend the AGM should return the accompanying reply slip attached in this Annual Report to the Secretary's Office of the Company before 17th May, 2002 in person or by mail, cable or facsimile.

(G) Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(H) The details of the Secretary's Office of the Company are as follows:

No. 1 Beice, Yingfeng Erli,
Yanshan, Fangshan District,
Beijing, the PRC
Postal Code : 102500
Tel : (8610) 6934-5924
Fax : (8610) 6934-5448

ANDERSEN

Arthur Andersen & Co
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

TO THE SHAREHOLDERS OF
SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Sinopec Beijing Yanhua Petrochemical Company Limited (the "Company") as of 31st December, 2001, and the related statements of income, changes in equity and cash flows for the year then ended. These financial statements set out on pages 32 to 64 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the Company as of 31st December, 2001, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards, as published by the International Accounting Standards Board.

ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong,
28th March, 2002

036

BALANCE SHEET

AS OF 31st DECEMBER, 2001
(Amounts expressed in thousands of Renminbi)

	Note	2001	2000
ASSETS			
Non-current assets			
Property, plant and equipment, net	3	8,362,192	6,204,983
Land use rights	4	745,080	755,282
Investment in a joint venture	5	-	26,205
		9,107,272	6,986,470
Current assets			
Inventories	6	737,778	1,021,507
Trade receivables	7		
-- Unrelated companies		200,531	145,574
-- Related companies	9	130,757	313,329
-- Notes receivable		82,921	53,971
Prepayments and other current assets	8	46,233	149,437
Prepaid income tax		72,605	-
Due from Parent Company	9	-	13,281
Due from related companies	9	289,426	190,217
Cash	22(b)	276,140	286,137
		1,836,391	2,173,453
Total assets		10,943,663	9,159,923
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	10	3,374,000	3,374,000
Reserves	11	1,938,053	2,356,372
		5,312,053	5,730,372
Non-current liabilities			
Long-term bank loans, net of current portion	12(b)	888,202	1,388,063
Other long-term liabilities		42,690	31,853
Deferred tax liabilities	13,18	79,954	223,074
		1,010,846	1,642,990
Current liabilities			
Accounts payable	14		
-- Unrelated companies		50,966	58,818
-- Related companies	9	35,920	69,496
-- Notes payable		37,358	7,030
Accruals and other payables	15	637,955	158,710
Due to Parent Company	9	288,045	-
Due to related companies	9	10,224	126,366
Short-term bank loans	12 (a)	1,815,000	980,000
Short-term loan from Ultimate Parent Company	19 (b)	30,000	30,000
Short-term loan from Parent Company	9	150,000	-
Short-term loan from a related company	9	35,000	-
Current portion of long-term bank loans	12(b)	1,500,000	230,474
Income and other taxes payable	18	30,296	125,667
		4,620,764	1,786,561
Total liabilities		5,631,610	3,429,551
Total equity and liabilities		10,943,663	9,159,923

The financial statements were approved by the Board of Directors on 28th March, 2002.

Du Guosheng
Chairman

Qi Jiren
Director

The accompanying notes are an integral part of this financial statement.

037

INCOME STATEMENT

FOR THE YEAR ENDED 31ST DECEMBER, 2001
(Amounts expressed in thousands of Renminbi, except per share data)

	Note	2001	2000
Turnover	19	5,954,526	7,824,547
Cost of goods sold			
Raw materials consumed	19	(4,026,826)	(4,863,348)
Utilities	19	(784,571)	(795,987)
Depreciation		(506,135)	(488,406)
Salaries and staff welfare		(180,746)	(223,145)
Manufacturing overheads	19	(161,913)	(293,207)
Total cost of goods sold		(5,660,191)	(6,664,093)
Gross profit		294,335	1,160,454
Selling, general and administrative expenses	16,19	(560,940)	(530,743)
Operating (loss) profit		(266,605)	629,711
Financial expenses, net	16,19	(59,579)	(97,893)
Other expenses, net	17,19	(100,295)	(23,030)
(Loss) Profit before taxation	16	(426,479)	508,788
Taxation	18	143,120	(161,029)
Net (loss) profit		(283,359)	347,759
Dividend proposed	20	-	134,960
(Losses) Earnings per share, basic (RMB)	21	(0.084)	0.103
Proposed dividend per share (RMB)	20	-	0.040

The accompanying notes are an integral part of this financial statement.

038

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31ST DECEMBER, 2001
(Amounts expressed in thousands of Renminbi)

	Note	Share Capital	Share Premium	Revaluation Surplus	Statutory Reserves	Retained Earnings	Total
Balance as of 1st January, 2000		3,374,000	391,568	863,425	141,583	814,477	5,585,053
Dividends paid		-	-	-	-	(202,440)	(202,440)
Net profit		-	-	-	-	347,759	347,759
Fixed assets revaluation surplus realised		-	-	(33,176)	-	33,176	-
Transfer to statutory reserves	11(a)	-	-	-	82,234	(82,234)	-
Balance as of 31st December, 2000		3,374,000	391,568	830,249	223,817	910,738	5,730,372
Dividends paid	20	-	-	-	-	(134,960)	(134,960)
Net loss		-	-	-	-	(283,359)	(283,359)
Fixed assets revaluation surplus realised		-	-	(103,579)	-	103,579	-
Balance as of 31st December, 2001		3,374,000	391,568	726,670	223,817	595,998	5,312,053

The accompanying notes are an integral part of this financial statement.

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST DECEMBER, 2001
(Amounts expressed in thousands of Renminbi)

	Note	2001	2000
NET CASH GENERATED FROM OPERATIONS	22(a)	668,223	1,506,455
Interest paid		(207,091)	(146,142)
Income tax paid		(128,336)	(185,383)
NET CASH INFLOWS FROM OPERATING ACTIVITIES		332,796	1,174,930
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES			
Acquisition of property, plant and equipment and increase in construction-in-progress		(2,048,217)	(1,399,580)
Interest received		2,139	4,529
Proceeds from disposals of property, plant and equipment		108	207
Net cash used in investing activities		(2,045,970)	(1,394,844)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES			
Proceeds from short-term and long-term bank loans		3,508,533	1,854,938
Repayments of short-term and long-term bank loans		(1,718,868)	(1,750,502)
Subsidies received from Parent Company		48,472	25,279
Dividends paid		(134,960)	(202,440)
Net cash from (used in) financing activities		1,703,177	(72,725)
Net decrease in cash		(9,997)	(292,639)
Cash, beginning of year		286,137	578,776
Cash, end of year	22(b)	276,140	286,137

The accompanying notes are an integral part of this financial statement.

040

NOTES TO THE FINANCIAL STATEMENTS

AS OF 31ST DECEMBER, 2001

(Amounts expressed in Renminbi unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

Sinopec Beijing Yanhua Petrochemical Company Limited ("the Company") was incorporated as a joint stock company with limited liability in the People's Republic of China (the "PRC") on 23rd April, 1997 subsequent to a reorganisation ("Reorganisation") in preparation for the listing of its shares. Its shares and American Depository Shares ("ADSs") were listed on the Hong Kong Stock Exchange and the New York Stock Exchange respectively in June 1997.

Upon the Reorganisation, the Company became a subsidiary of Beijing Yanshan Petrochemical Group Company of China Petrochemical Corporation. On 25th February, 2000, China Petrochemical Corporation ("Sinopec Group"), underwent a reorganisation, and formed a subsidiary, China Petroleum and Chemical Corporation ("Sinopec"). In accordance with the reorganisation agreement, Beijing Yanshan Petrochemical Group Company of China Petrochemical Corporation, previously the Company's Parent Company, transferred all its 70% equity interest in the Company to Sinopec, which therefore became the Company's Parent Company.

The principal activities of the Company are manufacturing and sales of petrochemical products.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company are as follows:

(a) Basis of preparation

The accompanying financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board ("IASB") effective as of 31st December, 2001. This basis of accounting differs from the Company's statutory accounts, which are prepared in accordance with PRC generally accepted accounting principles ("PRC GAAP"). The differences between PRC GAAP and IFRS are set forth in Note 26.

Financial statements are prepared under the historical cost convention, except for the property, plant and equipment acquired during the Reorganisation, which are carried at revalued amount as disclosed in Note 2(b) hereafter.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

041

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Property, plant and equipment

Property, plant and equipment are stated at revalued amount less accumulated depreciation and accumulated impairment loss. The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Property, plant and equipment acquired during the Reorganisation were revalued by independent valuers and were stated at revalued amount less accumulated depreciation and accumulated impairment loss. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Property, plant and equipment acquired during periods after the last revaluation are stated at cost less accumulated depreciation and accumulated impairment loss, which approximates the fair value, until the next valuation exercises.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period in which the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of the property, plant and equipment.

Depreciation is computed on a straight-line basis to write off the cost or revalued amount, after taking into account the estimated residual value of each property, plant and equipment over its expected useful life. The depreciation method and the expected useful lives of the property, plant and equipment are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

The expected useful lives were as follows:

Buildings	20-40 years
Plant, machinery and equipment	4-20 years
Motor vehicles	8 years
Office equipment and other	5-30 years

When assets are sold or retired, their costs or revalued amounts and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement. Upon the disposal of revalued property, plants and equipment, the relevant portion of the revaluation surplus realised in respect of previous valuation is released from the revaluation reserve directly to retained earnings.

Construction-in-progress represents plant and properties under construction and is stated at cost. This includes costs of construction plant and equipment and other direct costs.

Construction-in-progress is not depreciated until such time as the relevant assets are completed and put into operational use.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(c) Land use rights

Land use rights are amortised on a straight-line basis over the term of the lease, which is 50 years.

(d) Inventories

Inventories are valued at the lower of cost and net realisable value, after provision for obsolete items. Net realisable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost. For processed inventories cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity.

(e) Receivables

Receivables are stated at the fair value of the consideration given and are carried at amortised cost, after provision for impairment.

(f) Cash and cash equivalents

Cash includes cash on hand and cash with banks or other financial institutions.

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(g) Provisions

A provision is recognised when, and only when, the Company has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. When discounting is used, the increase in provision reflecting the passage of time is recognised as interest expense.

(h) Revenue recognition

Revenue and income are recognised when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.

(i) Turnover

Turnover represents the gross invoiced value of goods, net of value-added tax ("VAT"), sales taxes, discounts and returns, and is recognised upon delivery of goods and when transfer of risks and rewards of ownership has been completed.

(ii) Interest income

Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis that reflects the effective yield on the assets.

043

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(i) *Research and development costs*

Expenditure for research is recognised as an expense when incurred. Expenditure on development is charged against income in the period incurred except for project development costs which comply strictly with all of the following criteria:

* the product or process is clearly defined and costs are separately identified and measured reliably;
* the technical feasibility of the product is demonstrated;
* the product or process will be sold, or used in-house;
* the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and
* adequate technical, financial and other resources required for completion of the project are available.

Capitalisation of costs starts when the above criteria are first met. Expenditure recognised as an expense in previous accounting periods is not reinstated.

Capitalised development costs are amortised on a straight-line basis over their expected useful lives. The period of amortisation does not normally exceed five years.

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognised in previous years no longer exist.

No research and development costs had been capitalised for the year ended 31st December, 2001 (2000: Nil).

(j) Accounting for operating leases

Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases.

(i) The Company as lessee

Lease payments under an operating lease are recognised as an expense on a straight-line basis over the lease term.

The aggregate benefit of incentives provide by the lessor is recognised as a reduction of rental expense over the lease term on a straight-line basis.

(ii) The Company as lessor

The Company presents assets subject to operating leases in the balance sheet according to the nature of the asset. Lease income from operating leases is recognised in income on a straight-line basis over the lease term. The aggregate cost of incentives provided to lessees is recognised as a reduction of rental income over the lease term on a straight-line basis. Initial direct costs incurred specifically to earn revenues from an operating lease are recognised as an expense in the income statement in the period in which they are incurred.

(k) Foreign currency transactions

The Company maintains its accounting records in Renminbi ("RMB"). Transactions in other currencies are translated into RMB at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in other currencies at the balance sheet date are translated into RMB at exchange rates prevailing at that date. Non-monetary assets and liabilities in other currencies are translated at historical rates. Exchange rate differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognised in the income statement in the period in which they arise.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(l) Taxation

The income tax charge is based on profit for the year and considers deferred taxation. The Company provides for current enterprise income tax on the basis of its statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes. The applicable PRC enterprise income tax rate for the Company is 33%.

Deferred taxes are provided using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for enterprise income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at the balance sheet date.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follows from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to reverse. Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.

A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

(m) Borrowing costs

Borrowing costs include interest charges on bank overdrafts, short-term and long-term borrowings and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to interest costs.

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalised if they are directly attributable to the acquisition, construction or production of a qualifying asset.

Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Borrowings are initially recognised at the proceeds received, net of transaction costs. They are subsequently carried at amortised costs using the effective interest rate method, the difference between net proceeds and redemption value being recognised in the net profit or loss for the period over the life of the borrowings.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(n) Impairment of assets

(i) Financial instruments

Financial instruments are reviewed for impairment at each balance sheet date.

For financial asset carried at amortised cost, whenever it is probable that the Company will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the income statement. Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognised to the extent it does not exceed what amortised cost would have been had the impairment not been recognised.

(ii) Other assets

Property, plant and equipment and other tangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in income or treated as a revaluation decrease for the assets that are carried at revalued amount to the extent that the impairment loss does not exceed the amount held in the revaluation surplus for the same assets. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not possible, for cash-generating unit to which the asset belong.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income or as a revaluation increase. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognised to the extent it does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for that asset in prior years.

(o) Related companies

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(p) Employee benefits

(i) Retirement benefits

The Company's full-time employees are covered by a state-sponsored pension scheme, and are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Company is required to make contributions to the retirement plan at a rate of 19% (2000: 19%) of the employees' salaries. Contributions are charged to income statement in the year to which they relate.

The Company provides no retirement benefits other than those described above.

(ii) Termination benefits

The Company pays termination indemnities in cases of termination of employment within the framework of a reorganisation. Expenses related to termination indemnities are accrued when management decides to adopt a plan that will result in future payments of termination benefits and either starts to implement the restructuring plan or communicates the restructuring plan to those affected by it in a sufficiently specific manner to raise a valid expectation that the Company will carry out the restructuring.

(q) Financial instruments

The Company adopted IAS 39, Financial Instruments: Recognition and Measurement on 1st January, 2001. Accordingly, financial assets are classified into the following categories: held-to-maturity, trading and available-for-sale. Financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity assets. Financial assets acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other financial assets, other than loans and receivables originated by the Company, are classified as available-for-sale.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement on initial recognition. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instrument is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issuance, in which case the instrument is classified as equity.

(r) Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

(s) Subsequent events

Post-year-end events that provide additional information about a Company's position at the balance sheet date (i.e., adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

3. PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment during the year are as follows:

	2001						2000
	Buildings	Plant, Machinery and Equipment	Motor Vehicles	Office Equipment and Other	Construction-in-progress	Total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost or valuation							
As of 1st January, 2001	1,725,814	9,353,677	127,872	47,423	1,796,770	13,051,556	11,796,338
Reclassification	(998,951)	676,147	99	322,705	-	-	-
Additions	948	162,712	2,746	7,849	2,497,779	2,672,034	1,454,975
Return from investment in a joint venture (see note 5)	-	19,503	-	-	-	19,503	-
Transfer in (out)	1,063	3,799,677	1,992	12,611	(3,815,343)	-	-
Disposals	-	(812,313)	(13,615)	(57)	-	(825,985)	(199,757)
As of 31st December, 2001	728,874	13,199,403	119,094	390,531	479,206	14,917,108	13,051,556
Representing:							
At cost	28,499	6,306,044	23,711	118,774	479,206	6,956,234	4,284,198
At revaluation	700,375	6,893,359	95,383	271,757	-	7,960,874	8,767,358
	728,874	13,199,403	119,094	390,531	479,206	14,917,108	13,051,556
Accumulated depreciation							
As of 1st January, 2001	(956,618)	(5,788,442)	(72,747)	(28,766)	-	(6,846,573)	(6,495,935)
Reclassification	623,489	(410,635)	(98)	(212,756)	-	-	-
Charge for the year	(19,425)	(442,872)	(8,182)	(54,931)	-	(525,410)	(508,282)
Write-back on disposals	-	811,417	5,628	22	-	817,067	157,644
As of 31st December, 2001	(352,554)	(5,830,532)	(75,399)	(296,431)	-	(6,554,916)	(6,846,573)
Net book value							
Beginning of year	769,196	3,565,235	55,125	18,657	1,796,770	6,204,983	5,300,403
End of year	376,320	7,368,871	43,695	94,100	479,206	8,362,192	6,204,983

(a) Of the property, plant and equipment as of 31st December, 2001, there are no significant idle assets.

(b) Property, plant and equipment at valuation of RMB2,684,459,000 (2000: RMB3,495,962,000) have been fully depreciated but were still in active use as of 31st December, 2001.

3. PROPERTY, PLANT AND EQUIPMENT (Continued)

(c) The property, plant and equipment of the Company was valued by American Appraisal Hong Kong Limited (the "Valuer"), a qualified independent valuer on 23rd April, 1997, using the replacement cost and open market value approach. The valuation was performed in compliance with the PRC laws and regulations as part of the Reorganisation. As a result of the appraisal, an increase in value of the property, plant and equipment of approximately RMB863 million (including approximately RMB28 million for construction-in-progress) was recorded as of 23rd April, 1997, and depreciation on the increment commenced on that date. Additional depreciation on the revaluation surplus was approximately RMB69,323,000 for the year ended 31st December, 2001 (2000: RMB46,735,000). Had the assets been carried at cost less depreciation, their carrying amounts would have been approximately RMB4,553,697,000 as of 31st December, 2001 (2000: RMB4,684,281,000).

The costs of construction-in-progress as of 31st December, 2001 composed of:

	As of 31st December,	
	2001	2000
	RMB'000	RMB'000
Cost of construction, plant and equipment and other direct costs	469,452	1,752,382
Borrowing costs capitalised		
- interest	9,702	44,327
- foreign exchange loss	52	61
	479,206	1,796,770

Borrowing costs capitalised as construction-in-progress amounted to RMB153,744,000 in 2001 (2000: RMB48,973,000). The capitalisation rate used to determine the amount of borrowing cost eligible for capitalisation was ranged from 5.73% to 6.15% in 2001 (2000: 4.50% to 8.50%).

4. LAND USE RIGHTS

Movements of land use rights for the year ended 31st December, 2001 are as follows:

	2001	2000
	RMB'000	RMB'000
Cost		
As of 1st January	815,327	818,790
Return from investment in a joint venture (see Note 5)	6,055	-
Disposals	-	(3,463)
As of 31st December	821,382	815,327
Accumulated amortisation		
As of 1st January	(60,045)	(43,669)
Charge for the year	(16,257)	(16,376)
As of 31st December	(76,302)	(60,045)
Net book value	745,080	755,282

The land use rights were granted for land situated in the PRC for a period of 50 years with effect from the date of establishment of the Company.

5. INVESTMENT IN A JOINT VENTURE

On 23rd February, 2000, the Company, together with Albemarle TCI Limited, an affiliate of Albemarle Corporation, a company incorporated in the United States of America, formed an equity joint venture company, Beijing Albemarle Yanshan Fine Chemical Company Limited. The joint venture was intended to utilises the BHT unit of the Company and the alkylation technology of Albemarle to produce fine agrochemical products. The amount of investment by the Company is approximately RMB26,205,000, representing 40% of the equity interest of the joint venture.

With a downturn in the petrochemical market in the PRC in 2001, the joint venture never commences operations. The joint venture partners agreed to dissolved the joint venture by a board resolution on 12th June, 2001. The dissolution has been approved by Beijing Foreign Economics and Trading Committee on 6th August, 2001 and was completed on 14th December, 2001. The joint venture has returned to the Company the property, plant and equipment, inventories and land use rights it invested, with a net book value of RMB26,205,000.

Pre-operating design and feasibility study costs of RMB966,000 was charged to other expenses in relations to the investment in the joint venture.

6. INVENTORIES

	As of 31st December,	
	2001	2000
	RMB'000	RMB'000
Raw materials	370,001	401,221
Work-in-process	151,162	161,284
Finished goods, at cost	15,296	272,270
Finished goods, at net realisable value	29,387	57,646
Spare parts and consumables	222,371	190,039
	788,217	1,082,460
Less: provision for inventory obsolescence	(50,439)	(60,953)
	737,778	1,021,507

The provision for inventory obsolescence is analysed as follows:

	As of 31st December,	
	2001	2000
	RMB'000	RMB'000
Balance as of 1st January	60,953	60,953
Write-back of provision	(10,514)	-
Balance as of 31st December	50,439	60,953

The cost of inventories recognised as an expense in the income statement was RMB5,691,550,000 in 2001 (2000: RMB6,680,352,000).

050

7. TRADE RECEIVABLES

	As of 31st December,	
	2001	2000
	RMB'000	RMB'000
Trade receivables		
- unrelated companies	388,602	295,144
- related companies	130,757	313,329
- notes receivable	82,921	53,971
	602,280	662,444
Less: provision for doubtful accounts	(188,071)	(149,570)
Trade receivables, net	414,209	512,874

The Company normally grants three months credit period to both its external customers and related parties.

Movements of provision for doubtful accounts:

	Year ended 31st December,	
	2001	2000
	RMB'000	RMB'000
Balance as of 1st January	149,570	147,714
Additional provision made during the year	45,673	3,973
Less: specific write-off of accounts	(7,172)	(2,117)
Balance as of 31st December	188,071	149,570

Aging analysis of trade receivables is as follows:

	As of 31st December,	
	2001	2000
	RMB'000	RMB'000
Within one year	308,184	391,430
Between one and two years	90,481	47,992
Between two and three years	85,748	98,100
Over three years	117,867	124,922
	602,280	662,444

8. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of 31st December,	
	2001	2000
	RMB'000	RMB'000
Prepayments	10,255	16,873
Other receivables	44,966	134,601
Less: provision for doubtful accounts	(8,988)	(2,037)
	46,233	149,437

Movements of provision for doubtful accounts for other receivables is as follows:

	Year ended 31st December,	
	2001	2000
	RMB'000	RMB'000
Balance as of 1st January	2,037	-
Additional provision made during the year	7,424	2,037
Less: specific write-off of accounts	(473)	-
Balance as of 31st December	8,988	2,037

9. BALANCES WITH PARENT COMPANY AND RELATED COMPANIES

Except for a short-term loan of RMB150,000,000 from Parent Company bearing interest at 5.3% per annum, a short-term loan of RMB35,000,000 from a related company bearing interest at 5.58% per annum and a demand deposits of approximately RMB80,552,000 with a related company earning interest at 1.0% per annum, all other amounts due from/to the Parent Company and related companies arose from normal commercial transactions, and are unsecured, non-interest bearing and repayable on demand.

10. SHARE CAPITAL

As of 31st December, 2001, the share capital consisted of:

	Number of Shares	Nominal Value	Percentage of Share Capital
		RMB'000	
Authorised, issued and fully paid (ordinary shares of par value RMB1.00 per share):			
Domestic Shares	2,362,000,000	2,362,000	70%
H Shares	1,012,000,000	1,012,000	30%
	3,374,000,000	3,374,000	100%

The H Shares and Domestic Shares rank pari passu in all respects. Domestic shares are those issued to the Company's Parent Company in the PRC at the date of the Reorganisation. H shares are those issued to foreign investors subsequent to the Reorganisation and traded on the Stock Exchange of Hong Kong and, in the form of ADSs, on the New York Stock Exchange.

11. RESERVES

(a) Statutory reserves

In accordance with the PRC Company Law and the Articles of Association of the Company, when distributing net profit of each year, the Company shall appropriate 10% of its net profit determined in accordance with PRC GAAP (after offsetting prior years' losses) to the statutory surplus reserve. When the balance of such reserve reaches 50% of the Company's share capital, any further appropriation is optional. The statutory surplus reserve can be utilised to offset prior years' losses or for issuance of bonus shares. However, it shall be maintained at a minimum of 25% of share capital after such issuance.

In accordance with the provisions of the Company's Articles of Association, the Company shall appropriate 5% to 10% of its net profit to the public welfare fund. The fund shall be utilised for collective staff benefits such as construction of staff quarters or housing. No distribution of the fund shall be made other than on liquidation of the Company.

In the determination of the appropriation to the statutory surplus reserve and public welfare fund for a particular year, the statutory net profit determined in accordance with PRC GAAP is used. In accordance with the Articles of Association of the Company, the net profit of the Company for the purpose of dividends is deemed to be the least of the amounts determined in accordance with (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the country in which its shares are listed. As the statutory accounts have been prepared in accordance with PRC GAAP, the unappropriated profit presented in the statutory accounts is different from the amount reported in the accompanying financial statements.

For the year ended 31st December, 2001, the directors did not propose appropriation to statutory reserves:

	Year ended 31st December,			
	2001		2000	
	Percentage of net profit	RMB'000	Percentage of net profit	RMB'000
Statutory surplus reserve	-	-	10%	41,117
Public welfare fund	-	-	10%	41,117
		-		82,234

(b) Distributable reserves

As of 31st December, 2001, the Company has a net deficit of approximately RMB252,550,000 (2000: Accumulated profit of RMB459,852,000) which is the least of the amounts determined in accordance with PRC GAAP, IFRS and US GAAP.

12. BORROWINGS

(a) Short-term loans

Short-term loans are unsecured and bear interest at rates ranging from 5.30% to 5.94% per annum as of 31st December, 2001 (2000: 5.58% to 5.85%) per annum.

(b) Long-term bank loans

	As of 31st December, 2001 RMB'000	As of 31st December, 2000 RMB'000
Amounts repayable:		
Within one year	1,500,000	230,474
Between one and two years	182,994	800,000
Between two and five years	64,375	265,803
Over five years	640,833	322,260
Total	2,388,202	1,618,537
Less: Amounts due within one year included under current liabilities	(1,500,000)	(230,474)
Non-current portion	888,202	1,388,063

Long-term bank loans are unsecured and bear interest at rates ranging from 5.10% to 8.56% per annum as of 31st December, 2001 (2000: 5.94% to 8.50%); as of 31st December, 2001 RMB888,202,000 (2000: RMB818,537,000) are denominated in United States dollars.

There was no unutilised banking facilities as of 31st December, 2001 (2000: Nil).

13. DEFERRED TAXATION

The tax effects of significant temporary differences are as follows:

	As of 31st December, 2001 RMB'000	As of 31st December, 2000 RMB'000
Deferred tax assets		
Enterprises income tax loss carried forward	129,933	-
Provision for doubtful debts	66,587	49,008
Provision for inventory obsolescence	16,781	21,884
Deferred expenses charged to income statement	-	39,309
Write down of inventory to net realisable value	10,438	5,366
Employee housing allowance charged to income statement	-	3,379
Other	3,201	3,201
	226,940	122,147
Deferred tax liabilities		
Initial recognition of net assets upon Reorganisation	(219,930)	(273,786)
Accelerated depreciation	(70,784)	(71,435)
Additional interest capitalisation under IFRS	(16,180)	-
	(306,894)	(345,221)
Deferred tax liabilities, net	(79,954)	(223,074)

The movements of deferred taxation during the year are as follows:

	Year ended 31st December, 2001 RMB'000	Year ended 31st December, 2000 RMB'000
Balance as of 1st January	223,074	301,942
Write-back in current year	(143,120)	(78,868)
Balance as of 31st December	79,954	223,074

14. ACCOUNTS PAYABLE

The aging analysis of accounts payable is as follows:

	As of 31st December,	
	2001	2000
	RMB'000	RMB'000
Within 3 months	105,568	110,518
Between 3 and 6 months	18,676	24,826
Over 6 months	-	-
	124,244	135,344

15. ACCRUALS AND OTHER PAYABLES

	As of 31st December,	
	2001	2000
	RMB'000	RMB'000
Advances from customers	99,094	59,264
Accrual for salaries and staff benefits	41,935	20,536
Accrual for construction costs	481,028	53,821
Other	15,898	25,089
	637,955	158,710

Accrual for staff benefits is provided at 14% of salaries in accordance with government regulations, and is charged to the income statement of the year in which the salaries are charged.

16. (LOSS) PROFIT BEFORE TAXATION

(Loss) profit before taxation is arrived at after charging (crediting) the following:

	Note	Year ended 31st December, 2001 RMB'000	2000 RMB'000
Interest income			
- Bank deposits		(2,034)	(4,423)
- Deposits with a related company		(105)	(106)
Interest expense	(a)	53,347	97,169
Depreciation of property, plant and equipment		525,410	508,282
Amortisation of land use rights		16,257	16,376
(Gain)Loss on disposals of property, plant and equipment		(147,737)	22,750
Operating lease expense		8,925	-
Auditors' remuneration		2,996	3,000
Directors' emoluments	(b)	170	250
Supervisors' emoluments	(b)	257	234
Provision for doubtful accounts and bad debts written-off		53,097	6,010
(Reversal of)Provision for inventory obsolescence and net realisable value		(95)	16,259
Repairs and maintenance costs		147,699	231,862
Research and development costs		53,781	70,499
Salaries and wages		207,173	317,259
Contribution to statutory pension scheme		44,154	37,630
Provision for staff welfare		28,515	44,046
Provision for staff housing fund	(c)	7,318	10,241
Exchange loss, net		452	110

(a) Interest expense

	Year ended 31st December, 2001 RMB'000	2000 RMB'000
Interest expense on		
- Short-term loans	75,889	56,308
- Long-term bank loans repayable within five years	96,580	75,295
- Long-term bank loans repayable after five years	34,622	14,539
Less: Amounts capitalised in construction-in-progress and property, plant and equipment	(153,744)	(48,973)
	53,347	97,169

For the year ended 31st December, 2001, the interest rates on the loans for which interest have been capitalised vary from 5.73% to 6.15% (2000: 4.50% to 8.50%) per annum.

16. PROFIT BEFORE TAXATION (Continued)

(b) Directors', supervisors' and senior executives' emoluments

(1) Directors' and supervisors' emoluments

	Year ended 31st December,	
	2001	2000
	RMB'000	RMB'000
Fees for executive directors	-	-
Fees for non-executive directors	-	-
Fees for supervisors	-	-
Other emoluments for executive directors and supervisors		
- Basic salaries and allowances	139	161
- Bonus	248	289
- Retirement benefits	30	24
- Other	10	10
Other emoluments for non-executive directors	-	-
	427	484

(2) Emoluments to the five highest-paid individuals (including directors, supervisors and employees)

Of the five highest-paid individuals of the Company during the year ended 31st December, 2001, three (2000: four) are either directors or supervisors, whose emoluments have been included above. For the remaining individuals, details of emoluments in 2001 are as follows:

	Year ended 31st December,	
	2001	2000
	RMB'000	RMB'000
Basic salaries and allowances	62	31
Bonus	115	52
Retirement benefits	14	2
Other	-	-
	191	85

No directors or supervisors waived any emoluments during the year ended 31st December, 2001 (2000: Nil).

For the year ended 31st December, 2001, each of the directors, supervisors and employees received less than RMB1,060,600 (equivalent of HK$1,000,000).

During the year, no emolument was paid to the directors or supervisors as an inducement to join or upon joining the Company or as compensation for loss of office.

16. PROFIT BEFORE TAXATION (Continued)

(c) Employee housing benefits

Pursuant to regulations promulgated by the Beijing Municipal Government related to housing reform, the Company has established a housing scheme for its employees. Under the scheme, before 1999, the Company sold quarters to qualified employees at preferential prices, which were computed based on the prices set by the Beijing Municipal Government and the length of service of the employees. The former parent company and now a related company, was responsible for building the required housing, and sold it through the Company to the employees. The difference between the total cost of these quarters and the preferential prices was borne by the related company. During the year ended 31st December, 2001, no housing was sold to the Company's employees at preferential prices (2000: Nil).

Pursuant to the housing reform policies of the PRC government, the Company began to formulate a new housing plan in 2000, under which additional employee remuneration in the form of a monthly cash subsidy is paid to employees who have not been able to buy subsidised housing under the previous scheme. This cash subsidy is charged to expense as it is incurred. According to the housing reform policies of the PRC government, the Company may be required to pay an additional one-time subsidy to employees who joined the Company before 31st December, 1998, and who have not been able to buy housing at preferential prices under the previous scheme or have bought housing at preferential prices but with living areas less than the standards set by the municipal government. However, as of 31st December, 2001, the Company had not completed its plan or submitted it to the municipal government for approval. Therefore, the amount of the one-time housing subsidy cannot be determined and no provision has been made in the financial statements. Furthermore, as describe in the Company's Prospectus dated 17th June, 1997, the former parent company has undertaken to bear the cost of housing subsidies for the Company's employees through the end of 1998. Therefore, the directors believe the implementation of the new government housing reform policy will not have material effect on the Company's financial position.

In addition to the above housing benefits, the Company is required to make contributions to a state-sponsored housing fund equivalent to a certain percentage of each employee's salary. All of the Company's full-time employees are entitled to participate in the housing fund. The fund can be used by the employees for the purchase of housing, or may be withdrawn upon their retirement. Contributions are charged to expense as they accrue.

17. OTHER INCOME (EXPENSES), NET

Other income (expenses) for the year comprised:

	Note	Year ended 31st December, 2001	2000
		RMB'000	RMB'000
Gain (Loss) on disposals of property, plant and equipment	(a)	147,737	(22,750)
Staff redundancy costs	(b)	(246,943)	-
Other		(1,089)	(280)
		(100,295)	(23,030)

(a) On 20th November, 2001, the Company sold a polypropylene production facility of original cost of RMB811,417,000 and zero net book value to a related company at a consideration of RMB167,850,000, with a net gain of RMB156,546,000. The consideration of the transaction was based on a report issued by an independent qualified valuer issued on 17th November, 2001.

17. OTHER INCOME (EXPENSES), NET (Continued)

(b) Following the group policy of Sinopec, the Company established a voluntary staff redundancy program in 2001 for those employees with remaining service lives over 5 years from the statutory retirement age. The qualified employees had to submit their applications to the Company and successful applicants are determined by the Company.

One-time severance payments were made to those successful applicants. For employees who joined the Company before 1st January, 1995, the severance payment is equivalent to 2.5 times of their average monthly salary in 2000 for each year of service rendered. For employees who joined the Company on or after 1st January, 1995, the severance payment is equal to their average monthly salary in 2000 for each year of service rendered. A total compensation of RMB347,725,000 was paid to exployees approved for the program. Approximately RMB100,782,000 of the above staff redundancy costs were approved paid by Sinopec, the Parent Company, and not recorded in the Company's financial statements.

18. TAXATION

(a) Enterprise income tax

Taxation charged to the income statement for the year was as follows:

	Year ended 31st December,	
	2001	2000
	RMB'000	RMB'000
Current taxation	-	239,897
Deferred taxation	(143,120)	(78,868)
	(143,120)	161,029

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended 31st December,	
	2001	2000
	RMB'000	RMB'000
Statutory tax rate	33.0%	33.0%
- Technological subsidies from Parent Company	0.6%	-
- Tax benefits for purchasing machinery produced in the PRC	-	(1.4%)
Effective tax rate under IFRS	33.6%	31.6%

The tax rate of 33% is the aggregate of the national income tax rate of 30% and the local income tax rate of 3%.

(b) Value-added Tax ("VAT")

VAT is levied at a general rate of 17% on the gross sales of goods and rendering of processing services. An input credit is available whereby VAT previously paid on the purchase of semi-finished products, raw materials and other direct input can be used to offset the VAT on sales to determine the net VAT payable.

19. RELATED PARTY TRANSACTIONS

A significant portion of the transactions undertaken by the Company are with, and on terms determined by Sinopec Group (the "Ultimate Parent Company", see Note 28), Sinopec (the "Parent Company") and its affiliates and other related companies.

The following is a summary of significant transactions carried out between the Company, Sinopec Group, Sinopec and its related companies:

		Year ended 31st December,	
	Note	2001 RMB'000	2000 RMB'000
Sales of petrochemical products to Parent Company and its affiliates		185,394	286,648
Sales of petrochemical products to related companies		400,353	498,552
Sales to a related company's national sales network		963,893	1,010,126
Sales of equipment to a related company	(a)	167,850	-
Purchases of materials and supplies from Parent Company and its affiliates		3,142,990	4,326,694
Purchases of materials and supplies from related companies		274,262	250,805
Utilities provided by a related company		767,548	800,336
Provision of transportation and storage services by a related company		-	1,087
Social services (environmental protection, employee housing, health care, education, public security and other ancillary services) provided by a related company		153,618	150,480
Construction and repair services provided by related companies		9,961	231,768
Construction and maintenance materials provided by related companies		310,067	392,997
Loans provided by Parent Company	(b)	150,000	30,000
Loans provided by a related company		35,000	-
Interest expenses paid to Parent Company		2,010	-
Interest expenses paid to a related company		6,823	-
Interest income received from a related company		201	106
Contributions to Parent Company's technological development fund	(c)	30,000	30,000
Technological subsidies received from Parent Company		48,472	25,279
Insurance premium paid to Ultimate Parent Company		30,181	31,342
Insurance premium refunded from Ultimate Parent Company		15,886	13,320
Leasing income received from related companies		6,289	6,969

Except for the transaction explained in Note (a) below, the directors of the Company are of the opinion that the above transactions were carried out in the ordinary course of business and will continue in the future.

(Amounts expressed in Renminbi unless otherwise stated)

19. RELATED PARTY TRANSACTIONS (Continued)

The prices at which the materials and services described above are provided are determined in accordance with a supply agreement. The Parent Company, its affiliates and other related companies provide materials and services to the Company at state, market or cost prices, and the Company provides products to the Parent Company, its affiliates and other related companies at state prices or market prices.

(a) On 20th November, 2001, the Company entered into a Asset Sale Agreement with Beijing Yanshan Petrochemical Group Company ("Yanshan Company") for the sale of the No.1 polypropylene production unit of original cost of RMB811,417,000 with zero net book value by the Company to Yanshan Company. Yanshan Company is a wholly-owned subsidiary of the Ultimate Parent Company.

In order to acclerate the pace of its technology renovation programs and increase the overall efficiency of the Company's production, the Company has decided to shut down its No.1 polypropylene unit on a permanent basis. However, since the No.1 polypropylene production unit can be modified and used in the production of fine petrochemical products, the Company has decided to sell it to Yanshan Company on condition that Yanshan Company would not compete with the Company in its business. The principal activity of Yanshan Company is the manufacturing of fine petrochemical products.

The Directors expect that the sale of the polypropylene production unit will improve the technological standard of the Company's related products, decrease operating losses and therefore increase the profitability of the Company's business. The aggregated consideration for the sale is RMB167,850,000. The gain from this transaction was RMB156,546,000.

Such consideration was determined by reference to the valuation report dated 17th November, 2001 prepared by Zhonglei Certified Public Accountants.

(b) A bank loan of approximately RMB30,000,000 was taken up by Sinopec Group, the Ultimate Parent Company, which then provided the funding to the Company interest-free. Interest expense of approximately RMB1,350,000 (2000: RMB562,000) was borne by Sinopec Group and not charged to the Company.

During the year ended 31st December, 2001, the Parent Company has granted a short-term loan of RMB150,000,000 bearing interest at 5.3% per annum to the Company.

(c) The Company participates in a pooled research and development program with Sinopec and its subsidiaries, under which it is required to pay an annual scientific development fee to Sinopec calculated at a certain percentage of the Company's annual sales revenue. The fee was approximately RMB30,000,000 for the year ended 31st December, 2001 (2000: RMB30,000,000).

(d) During 2001, a related company acted as a guarantor of two bank loans borrowed by the Company amounting to USD77,427,000 and RMB1,450,000,000. (2000: USD38,929,000 and RMB750,000,000)

(e) As stated in Note 17(b), staff redundancy costs of approximately RMB100,782,000 under the voluntary staff redundancy program was paid by the Parent Company.

20. DIVIDENDS

The Board of Directors did not propose a final dividend for the year ended 31st December, 2001.

On 12th April, 2001, the Board of Directors proposed a final dividend of RMB0.04 per share for all outstanding shares of 3,374,000,000 shares, totaling RMB134,960,000 for the year ended 31st December, 2000. The proposed dividend distribution was approved by the shareholders in their general meeting on June 18, 2001.

21. (LOSSES) EARNINGS PER SHARE

The calculation of basic (losses) earnings per share for the year ended 31st December, 2001 was based on the net loss of RMB283,359,000 (2000: net profit of RMB347,759,000) and 3,374,000,000 shares in issue during the year.

No diluted (losses) earnings per share were presented as there were no potential dilutive ordinary shares outstanding.

22. NOTES TO CASH FLOW STATEMENT

(a) Reconciliation of loss (profit) before taxation to cash generated from operations:

	Year ended 31st December,	
	2001	2000
	RMB'000	RMB'000
(Loss) profit before taxation	(426,479)	508,788
Adjustments for:		
Depreciation and amortisation	541,667	557,823
Provision for doubtful accounts and bad debts written-off	53,097	6,010
(Gain) Loss on disposals of property, plant and equipment	(147,737)	22,750
(Reversal of) Provision for inventory obsolescence and net realisable value	(95)	16,259
Interest income	(2,139)	(4,529)
Interest expense	53,347	97,169
Operating profit before working capital changes	71,661	1,204,270
(Increase) Decrease in operating assets		
Trade receivables	52,992	258,079
Inventories	284,471	(225,357)
Prepayments and other current assets	4,442	53,009
Due from Parent Company	13,281	(56,979)
Due from related companies	(139,209)	182,925
Increase (Decrease) in operating liabilities		
Accounts payable	(11,099)	70,786
Accruals and other payables	52,038	64,147
Taxes payable	(50,944)	(72,610)
Due to Parent Company	288,045	-
Due to related companies	91,708	123,515
Other long-term liabilities	10,837	(95,330)
Net decrease in operating assets	596,562	302,185
Cash generated from operations	668,223	1,506,455

(b) Analysis of cash

As of 31st December, 2001, cash of the Company consisted of:

	As of 31st December,	
	2001	2000
	RMB'000	RMB'000
Cash in hand	26	58
Demand deposits		
RMB	273,820	283,985
US$ denominated	2,233	2,032
HK$ denominated	61	62
Total cash	276,140	286,137

(Amounts expressed in Renminbi unless otherwise stated)

22. NOTES TO CASH FLOW STATEMENT (Continued)

(c) Significant non-cash transactions

(i) Sales of polypropylene production facility

As stated in Note 17(a) and Note 19(a), on 20th November, 2001, the Company sold a polypropylene production facility of original cost of RMB811,417,000 and zero net book ralue to a related company for a consideration of RMB167,850,000 with a net gain of RMB156,546,000. The consideration of the transaction was based on a report issued by an independent qualified valuer issued on 17th November, 2001. The sales consideration has been offset against the payables to the related company.

(ii) Return of property, plant and equipment and land use rights from a dissolved joint venture.

In 2000, the Company has transferred non-monetary assets of approximately RMB26,205,000 to joint venture to acquire a 40% interest in the joint venture. The joint venture was dissolved in 2001 due to the adverse market condition, property, plant and equipment, land use rights and inventories of net book value of RMB26,205,000 were returned to the Company.

23. FINANCIAL INSTRUMENTS

As of 31st December, 2001, the Company's financial instruments mainly consisted of notes receivable and payables and bank loans. The carrying amounts of the Company's note receivable and payable approximate their fair values because of the short maturity of those instruments. The carrying amounts of the bank loans approximate their fair values based on borrowing rates currently available for bank loans with similar terms and maturity.

24. SEGMENT INFORMATION

All of the Company's production and sales operations are conducted within the PRC.

The Company's reportable operationg segments include resins and plastics, synthetic rubber, basic organic chemical products and other. The resins and plastics unit manufactures and sells petrochemical products including LDPE, polypropylene, HDPE, polyester chips and polystyrene. The basic organic chemical products unit manufactures and sells organic chemical products including phenol, acetone, ethylene glycol, ethylene and propylene. The other segment includes miscellaneous petrochemical products not classified in the other three units.

	Resins and Plastics	Synthetic Rubber	Basic Organic Chemical Products	Other	General Corporate	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Net sales to external customers (all in the PRC)						
2001	**3,192,077**	**922,301**	**1,368,437**	**471,711**	**-**	**5,954,526**
2000	4,531,438	848,028	1,964,733	480,348	-	7,824,547
Cost of goods sold						
2001	**3,004,017**	**900,588**	**1,237,069**	**518,517**	**-**	**5,660,191**
2000	3,923,565	769,268	1,529,066	442,194	-	6,664,093
Segment results						
2001	**188,060**	**21,713**	**131,368**	**(46,806)**	**-**	**294,335**
2000	607,873	78,760	435,667	38,154	-	1,160,454
S, G&A expenses						
2001	**-**	**-**	**-**	**-**	**-**	**560,940**
2000	-	-	-	-	-	530,743
Financial expenses						
2001	**-**	**-**	**-**	**-**	**-**	**59,579**
2000	-	-	-	-	-	97,893
Other expenses						
2001	**-**	**-**	**-**	**-**	**-**	**100,295**
2000	-	-	-	-	-	23,030
(Loss) profit before taxation						
2001	**(195,782)**	**(21,239)**	**(138,446)**	**(62,118)**	**(8,894)**	**(426,479)**
2000	271,356	35,158	194,482	17,033	(9,241)	508,788
Provision for taxation						
2001	**-**	**-**	**-**	**-**	**-**	**(143,120)**
2000	-	-	-	-	-	161,029
Net (loss) profit						
2001	**-**	**-**	**-**	**-**	**-**	**(283,359)**
2000	-	-	-	-	-	347,759
Segment assets						
2001	**5,693,830**	**1,482,344**	**2,478,099**	**614,333**	**675,057**	**10,943,663**
2000	3,786,023	1,266,703	2,831,156	505,688	770,353	9,159,923
Segment liabilities						
2001	**2,189,166**	**512,646**	**695,326**	**163,240**	**2,071,232**	**5,631,610**
2000	1,157,211	357,773	460,301	163,571	1,290,695	3,429,551
Capital expenditures						
2001	**2,158,976**	**80,793**	**380,703**	**5,022**	**3,673**	**2,629,167**
2000	69,430	235,173	1,124,184	19,211	555	1,448,553
Depreciation and amortisation						
2001	**345,062**	**50,599**	**119,455**	**20,019**	**6,532**	**541,667**
2000	318,797	79,247	110,363	42,429	6,987	557,823

25. CAPITAL COMMITMENTS

Capital commitments primarily relate to the purchase or construction of production facilities. Capital commitments outstanding as of 31st December, 2001 not provided for in the accounts were as follows:

	As of 31st December,	
	2001	2000
	RMB'000	RMB'000
Authorised and contracted for		
-- Short-term portion	197,510	748,500
-- Long-term portion	327,620	-
	525,130	748,500
Authorised but not contracted for		
-- Short-term portion	382,691	737,340
-- Long-term portion	147,832	473,711
	530,523	1,211,051

26. DIFFERENCES BETWEEN PRC GAAP AND IFRS

The Company's financial statements were prepared in conformity with IFRS. This basis of accounting differs from that used in the local statutory accounts of the Company, prepared in accordance with PRC accounting standards.

The principal adjustments made to conform to IFRS are as follows:

	Net (loss) profit for the year ended 31st December,		Net assets as of 31st December,	
	2001	2000	2001	2000
	RMB'000	RMB'000	RMB'000	RMB'000
As reported in the Company's local statutory accounts	(568,512)	411,170	5,172,776	5,865,751
Impact of IFRS adjustments:				
-- Deferred expenses charged to income statements	115,837	(127,602)	(16,759)	(132,595)
-- Recognition of provision of staff housing benefits	10,241	(10,241)	-	(10,241)
-- Increase in depreciation expenses of property, plant and equipment	(43,569)	-	257,367	300,936
-- Provision for deferred taxation	143,120	78,868	(145,004)	(288,124)
-- Additional interest capitalisation	49,028	-	49,028	-
-- Other	10,496	(4,436)	(5,355)	(5,355)
As reported in the Company's IFRS financial statements	(283,359)	347,759	5,312,053	5,730,372

066

27. DIFFERENCES BETWEEN IFRS AND US GAAP

The Company's accounting policies conform to IFRS which differ in certain respects from US GAAP. Differences which have a significant effect on net (loss) profit and net assets are set out below:

Effects on the net profit and net assets of significant differences between IFRS and US GAAP are summarised below:

	Note	Net (loss) profit for the year ended 31st December,		Net assets as of 31st December,	
		2001	2000	2001	2000
		RMB'000	RMB'000	RMB'000	RMB'000
Under IFRS		(283,359)	347,759	5,312,053	5,730,372
Impact of US GAAP adjustments:					
-- Reversal of the revaluation surplus on property, plant and equipment	(a)	-	-	(863,425)	(863,425)
-- Employee housing expenses	(b)	(3,664)	(3,664)	7,328	10,992
-- Interest expense borne by Sinopec Group	(c)	(1,350)	(562)	-	-
-- Additional depreciation charges for facilities under renovation	(d)	(83,249)	-	(83,249)	-
-- Reversal of additional depreciation charges arising from the revaluation surplus on property, plant and equipment	(a)	69,323	46,735	451,021	381,698
-- Reversal of transaction of selling facilities to a related company	(e)	(156,546)	-	-	-
-- Additional staff redundancy costs borne by the parent Company	(f)	(100,782)	-	-	-
Under US GAAP		(559,627)	390,268	4,823,728	5,259,637

(a) Revaluation Surplus of property, plant and equipment

As stated in Note 3(c), the Company revalued its property, plant and equipment as part of the Reorganisation. The revaluation surplus of property, plant and equipment was recorded by the Company on that date.

Under IFRS, revaluation of property, plant and equipment is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation related to property, plant and equipment was approximately RMB69 million for the year ended 31st December, 2001 (2000: RMB47 million).

Under US GAAP, property, plant and equipment is required to be stated at cost. Hence, no additional depreciation from the revaluation is recognised under US GAAP.

(b) Employee housing expenses

In prior years, the Company sold housing to certain employees at preferential prices, and the related subsidy was borne by a related company and not charged to the Company. Under US GAAP, these expenses are charged to the income statement of the Company as an additional employee benefit over the estimated service life of related employees, with a corresponding increase in shareholders' equity.

(Amounts expressed in Renminbi unless otherwise stated)

27. DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

(c) Interest expense borne by Sinopec Group

As stated in Note 19(b), a bank loan of approximately RMB30 million was taken up by Sinopec Group, the Ultimate Parent Company which then provided the funding to the Company interest-free. Under US GAAP, related interest expense borne by Sinopec Group is required to be charged to the Company with a corresponding increase in shareholders' equity.

(d) Additional depreciation charge

The butyl rubber plant was suspended for production during the year for a renovation project. Under US GAAP, temporally idle facilities should continue to be depreciated.

(e) Reversal of transaction of selling facilities to a related company

As stated in Note 19(a), the Company sold a polypropylene production facility of original cost of RMB811,417,000 and zero net book value to a related company at a consideration of RMB167,850,000, with a net gain of RMB156,546,000. Under US GAAP transfer of assets between entities under common control should be recorded at book value.

(f) Additional staff redundancy cost

As stated in Note 17(b), the parent Company has borne staff redundancy cost of approximately RMB100,782,000. Under US GAAP, the amount is treated as expense of the Company with a corresponding increase in shareholders' equity.

28. ULTIMATE PARENT COMPANY

The directors consider China Petrochemical Corporation ("Sinopec Group") to be the ultimate parent company.

29. FINANCIAL RISK MANAGEMENT

Risk management policies are approved by the Board of Directors and carried out by respective operating units in the Company.

(a) Business risk

The Company conducts its operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities in the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment.

29. CONCENTRATION OF RISK (Continued)

(b) Credit risk

The Company has no significant concentration of credit risk with any single counterparty or group of counterparties having similar characteristics.

The carrying amounts of deposits with financial institutions, trade receivables, and other current assets, represent the Company's maximum exposure to credit risk in relation to financial assets.

The majority of the Company's trade receivables relate to sales of petrochemical products to related parties and third parties. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade receivables. The Company maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues.

No other financial assets carry a significant exposure to credit risk.

(c) Interest rate risk

The interest rates and terms of repayment of the bank loans are disclosed in Note 12.

(d) Foreign currency risk

All of the Company's businesses are conducted in RMB. Dividends to shareholders holding H Shares are declared in RMB and paid in Hong Kong dollars. As at 31st December, 2001, all of the Company's assets and liabilities were denominated in RMB except that bank deposits of approximately RMB2,294,000 (2000: RMB2,094,000) and bank loans of approximately RMB888,202,000 (2000: RMB818,537,000) were denominated in foreign currencies.

30. CONTINGENT LIABILITIES

The Company has no significant contingent liabilities as of 31st December, 2001.

31. ADDITIONAL FINANCIAL INFORMATION

As at 31st December, 2001, net current liabilities and total assets less current liabilities amounted to approximately RMB2,784 million (2000: net current assets RMB387 million) and RMB6,323 million (2000: RMB7,373 million), respectively.

CORPORATE INFORMATION

REGISTERED NAME	中國石化北京燕化石油化工股份有限公司
ENGLISH NAME	Sinopec Beijing Yanhua Petrochemical Company Limited
LEGAL ADDRESS	No. 1 Beice, Yingfeng Erli, Yanshan Fangshan District Beijing, the PRC
PLACE OF BUSINESS IN HONG KONG	39/F, Gloucester Tower The Landmark ,11 Pedder Street Central, Hong Kong
COMPANY SECRETARY	Wen, Xianzhao
AUTHORIZED REPRESENTATIVES	Zhao, Qichao Wen, Xianzhao
AUDITORS	Arthur Andersen & Co. 21st Floor, Edinburg Tower The Landmark 15 Queen's Road Central Hong Kong

LEGAL ADVISERS

as to Hong Kong law and United States law:

Coudert Brothers
39/F, Gloucester Tower
The Landmark,11 Pedder Street
Central, Hong Kong

as to PRC law:

Haiwen & Partners
Room 1016,
No.2, East Sanhuan Northern Road
Silver Tower
Chaoyang District
Beijing, the PRC

PRINCIPAL BANKERS

Industrial and Commercial Bank of China
Beijing, Yanshan Petrochemical Branch
General Building
Ying Feng San Li, Fangshan District
Beijing, the PRC

China Construction Bank
Beijing, Yanshan Petrochemical Branch
No.1 Ying FengEr Li, Fangshan District
Beijing, the PRC

Bank of China, Beijing Branch
8 Ya Bao Road, Chao Yang District
Beijing, the PRC

HONG KONG SHARE REGISTRAR

HKSCC Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road
Central, Hong Kong

DEPOSITARY

The Bank of New York
American Depositary Receipts Division
620 Avenue of America, 6th Floor
New York, NY 10011, USA

PLACES OF LISTING

H Shares:
The Stock Exchange of Hong Kong Limited
Share Code: 0325

ADSs:
The New York Stock Exchange, Inc.
Ticker Symbol: BYH

OTHER INFORMATION

The Company's 2001 interim report was published in August 2001. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission before 30 June 2002 for inspection. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

The PRC:	Sinopec Beijing Yanhua Petrochemical Company Limited Secretariat to the Board of Directors No. 1 Beice, Yingfeng Erli Fangshan District Beijing, the PRC Tel: (8610) 6934-5924 Fax: (8610) 6934-5448
Hong Kong:	Rikes Communications Limited Rm. 701, Wanchai Central Bldg. 89 Lockhart Road Wanchai, Hong Kong Tel: (852) 2520-2201 Fax: (852) 2520-2241
The USA:	The Bank of New York Invester Relations P.O. Box 11258 Church Street Station New York, NY 10286-1258, USA Toll Free Tel: 1-888-BNY-ADRs E-mail: Shareowner-svcs@bankofny.com Website: www.adrbny.com